A - 1   L E G A L  O P I N I O N   O N   L A N D   S T A T U S

G U E S S   A N D   R U D D

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 2

RECORDS EXAMINED

This limited report is based upon our examination of the following public records and other documents:

1. BLM Records. Official records of the Bureau of Land Management ("BLM"), United States Department of the Interior, pertaining to the Lands, as follows: all relevant plats, historical indices, surveys, and case files and other documents disclosed thereby (but not any computer records due to the current unavailability thereof; **see Comment 3 below**) maintained by the relevant BLM offices located in Alaska.

2. DNR Records. Official records of the Alaska Department of Natural Resources ("DNR") pertaining to the Lands, as follows: all relevant plats, historical indices, surveys, computer records, and case files and other documents disclosed thereby maintained by the DNR offices located in Alaska, except for any public records pertaining to water rights.

3. Recording District Records. Official records of the Cape Nome Recording District, limited in the case of Parcel I to the extent described in Underlying Assumption 2 below but otherwise from the date of patent or interim conveyance from the United States to the effective time and date of this limited report.

4. Certain Unrecorded Instruments. Copies of the following unrecorded instruments provided to us by you:

   (a) that certain Mining Lease between Bering Straits Native Corporation and Golden Glacier, Inc. dated May 6, 1994 ("BSNC/GGI Mining Lease dated May 6, 1994"); and

   (b) that certain Exploration Agreement and Option To Lease among Bering Straits Native Corporation, Golden Glacier, Inc., and Novagold Resources Alaska, Inc. dated March 13, 2002 ("Exploration Agreement dated March 13, 2002"); and

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 3

(c) that certain Assignment Agreement between Novagold Resources Alaska, Inc. and Alaska Gold Company dated June 1, 2002 ("Assignment dated June 1, 2002").

We began our examination of the records described above at 7:30 a.m. on March 30, 2005, and therefore this limited report should be considered to be as of that time and date.

OPINION

Subject to the assumptions, comments, and requirements set forth below, based upon our examination of the public records and other documents described above, it is our opinion that title to the Lands is vested as follows:

<u>Parcel I</u>:

Title to Parcel I is vested in Alaska Gold Company ("AGC"), subject to the following:

(a) with respect to the lands conveyed by U.S. Patent No. 316745 dated February 24, 1913, the reservations, exceptions, exclusions, and limitations set forth in said patent (including an express exception from the grant made by said patent of all lode deposits known to exist on October 9, 1908, within the lands conveyed thereby, but not any lode deposits discovered after said date) (**see Comment 1(a) below**);

(b) with respect to the lands conveyed by U.S. Patent No. 955746 dated March 21, 1925, the reservations, exceptions, exclusions, and limitations set forth in said patent (including an express exception from the grant made by said patent of all lode deposits known to exist on May 23, 1923, within the lands conveyed thereby, but not any lode deposits discovered after said date) (**see Comment 1(a) below**);

(c) the record interest of Nome Gold Joint Venture ("NGJV") arising under that certain Assignment of Lease given by Aspen Exploration Corporation ("Aspen") to NGJV dated September 10, 1987 (but

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 4

effective as of June 1, 1987), and recorded on March 31, 1988, at Book 320, Pages 660-662, Cape Nome Recording District—from which no conveyance or relinquishment (either to AGC or to Aspen) can be found[1];

(d) the liens and encumbrances described in Schedule 1 attached hereto (if the same continue to exist)—no release or reconveyance of which can be found. **See Comment 1(c) below.**

Parcel II:

Record title to the surface estate in and to Parcel II is vested in Sitnasuak Native Corporation ("Sitnasuak"), subject to the following:

(a) with respect to the lands conveyed by U.S. Patent No. 50-83-0275, the reservations (including but not limited to the subsurface estate,

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[1] NGJV assigned its interest in Parcel I to Placer Dome U.S. Inc. as manager of Golden Creeks Joint Venture pursuant to that certain Assignment of Lease dated April 8, 1988 (but effective as of June 1, 1987), and recorded on April 19, 1988, at Book 320, Pages 773-775, Cape Nome Recording District. NGJV later received a reconveyance of said interest pursuant to that certain Conveyance of Interest of Manager, Conveyance of Participating Interests, Withdrawal of Participant, Termination of Mining Venture Agreement (Golden Creeks Joint Venture), [etc.] from Placer Dome U.S. Inc. to NGJV effective as of February 11, 1990, and recorded on February 28, 1992, at Book 332, Pages 159-174, Cape Nome Recording District. It is our understanding that the Lode Mining Lease under which NGJV held an interest (see Memorandum of Lode Mining Lease between AGC and Aspen dated April 18, 1986, recorded on August 14, 1986, at Book 315, Pages 985-991, Cape Nome Recording District) has been terminated. See Lease Termination between AGC and Aspen dated March 9, 1993 (but effective as of November 13, 1992), recorded on March 25, 1993, at Book 334, Pages 371-373, Cape Nome Recording District. As noted above, however, no conveyance or relinquishment *from NGJV* to either AGC or Aspen can be found, and it is not clear in said Lease Termination whether Aspen was executing the same on behalf of itself alone or on behalf of itself and as manager of NGJV. **See Comment 1.b below.**

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 5

title to which is discussed below), exceptions, exclusions, and limitations set forth in said patent (**see Comment 2(a) below**);

(b) with respect to the lands conveyed by Interim Conveyance No. 707, the reservations (including but not limited to the subsurface estate, title to which is discussed below), exceptions, exclusions, and limitations set forth in said interim conveyance (**see Comment 2(a) below**);

(c) the record interest of Golden Glacier, Inc. under that certain Memorandum (dated September 2, 1994) of Surface Use Agreement (dated July 7, 1994) by and between Sitnasuak and Golden Glacier, Inc., which memorandum was recorded on September 19, 1994, at Book 338, Pages 330-334, Cape Nome Recording District—from which no conveyance or relinquishment to Sitnasuak can be found.[2]

Title to the subsurface estate in and to Parcel II is vested in Bering Straits Native Corporation, subject to the following:

(a) with respect to the lands conveyed by U.S. Patent No. 50-83-0276, the reservations (including but not limited to the subsurface estate, title to which is discussed below), exceptions, exclusions, and limitations set forth in said patent (**see Comment 2(a) below**);

---

[2] Golden Glacier, Inc. assigned, *inter alia*, its surface interest in Parcel II to Kennecott Exploration Company pursuant to that certain Memorandum Agreement dated July 8, 1994, and recorded on September 19, 1994, at Book 338, Pages 322-329, Cape Nome Recording District. Golden Glacier, Inc. later received a reconveyance of said interest pursuant to that certain Release and Quitclaim Deed from Kennecott Exploration Company to Golden Glacier, Inc. dated September 3, 1996, and recorded on November 12, 1996, at Book 344, Pages 432-433, Cape Nome Recording District. You have advised us that the Surface Use Agreement dated July 7, 1994, has been terminated, but no instrument evidencing said termination has been recorded in the Cape Nome Recording District. **See Comment 2(e) below.**

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 6

(b) with respect to the lands conveyed by Interim Conveyance No. 708, the reservations (including but not limited to the subsurface estate, title to which is discussed below), exceptions, exclusions, and limitations set forth in said interim conveyance (**see Comment 2(a) below**);

(c) notice of the formation on March 1, 1992, of the Anvil Joint Venture among Golden Glacier, Inc., NGJV, and Newmont Exploration Limited (which notice is imparted by that certain Agreement and Release among Golden Glacier, Inc., NGJV, and Aspen dated January 13, 1994, and recorded at Book 336, Pages 655-672, Cape Nome Recording District), for which no notice of termination has been placed of record (**see Comment 2(e) below**);

(d) the interest of Sitnasuak arising under that certain Placer Mining Lease from Golden Glacier, Inc. to Sitnasuak dated October 11, 1999 (a memorandum of which was recorded on October 25, 1999, at Book 355, Pages 438-500, Cape Nome Recording District), as amended by the following:

(1) a probable First Amendment that is not recorded and which we have not seen;

(2) that certain Second Amendment to Placer Mining Lease effective October 11, 2000, and recorded on January 29, 2001, at Book 359, Pages 679-681, Cape Nome Recording District; and

(3) that certain Third Amendment to Placer Mining Lease effective April 24, 2002, and recorded in the Cape Nome Recording District on May 29, 2002, as Document No. 2002-000449-0 (2 pages); **see Comment 2(f) below**;

(e) the liens and encumbrances described in Schedule 2 attached hereto (if the same continue to exist)—no release or reconveyance of which can be found. **See Comment 2(g) below.**

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 8

3. Authority, Authenticity, Execution, and Delivery. We have assumed that (a) the individuals executing the documents reviewed by us were vested with the authority to execute such documents at the time of execution, (b) the signatures of such individuals are genuine, and (c) all such documents were duly executed and delivered.

COMMENTS AND REQUIREMENTS

1. Respecting Title To Parcel I.

(a) Reservations, etc. in Patents. U.S. Patents No. 316745 and No. 955746 are subject to the usual reservations, exceptions, exclusions, and limitations to which all patents to placer mining claims are subject (including express exceptions for "known lode deposits" noted in the Opinion section of this limited report), but to no other reservations, exceptions, exclusions, or limitations.

> **Requirement:** None; comment is advisory. With respect to the exception from placer patents of known lode deposits, see 1 AM. LAW OF MINING § 32.05 (2d ed. 1984).

(b) Record interest of NGJV arising under old Lode Mining Lease from AGC to Aspen. As described above, (1) NGJV was the owner of record of the rights of the lessee under that certain Lode Mining Lease dated April 18, 1986 (a memorandum of which was recorded on August 14, 1986, at Book 315, Pages 985-991, Cape Nome Recording District) when AGC and Aspen entered into that certain Lease Termination dated March 9, 1993 (but effective as of November 13, 1992), recorded on March 25, 1993, at Book 334, Pages 371-373, Cape Nome Recording District, (2) no conveyance or relinquishment *from NGJV* to either AGC or Aspen can be found, and (3) it is not clear in said Lease Termination whether Aspen was executing the same on behalf of itself alone or on behalf of itself and as manager of NGJV.

> **Requirement:** You must ask NGJV—or Aspen as manager thereof—to execute, acknowledge, and deliver to AGC a quitclaim deed to, *inter alia*, Parcel I. Upon receipt thereof,

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 9

> you should record said deed in the Cape Nome Recording District.

(c) **<u>Encumbrances noted on Schedule 1 attached hereto</u>.** As noted above, the encumbrances noted on Schedule 1 remain of record in the Cape Nome Recording District.

> **Requirement:** You should ask us to determine whether said encumbrances have ceased to have any legal effect—either in accordance with the terms thereof or under applicable law. Insofar as we are unable to confirm that this is the case with respect to any such encumbrance, you should seek a release or reconveyance of the same or, failing that, should seek to remove the clouds on your title caused thereby by filing a quiet title action in the Superior Court for the Second Judicial District at Nome.

(d) **<u>Underlying Assumption 2</u>.** As noted above, we have assumed that good title to Parcel I was vested in UV Industries, Inc. when it executed and delivered that certain Statutory Quitclaim Deed from UV Industries, Inc. to AGC dated March 17, 1975, and recorded on March 25, 1975, at Book 276, Pages 621-640, Cape Nome Recording District.

> **Requirement:** If this assumption at any time proves to be unacceptable or undesirable for your purposes, you should either (1) ask us to undertake a full examination of the title to Parcel I or (2) obtain a title insurance policy respecting Parcel I providing such coverage as you deem necessary. In this regard, see also Comment 4 below.

2. <u>Respecting Title To Parcel II</u>.

(a) **<u>Reservations, etc. in Patents and Interim Conveyances</u>.** Each of Interim Conveyance No. 707 and U. S. Patent No. 50-83-0275 issued to Sitnasuak reserved the subsurface estates to the United States. (Said reserved subsurface estates thereupon were conveyed to BSNC by Interim Conveyance No. 708 and U. S. Patent No. 50-83-0276.) In

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 10

addition, Interim Conveyance No. 707 and U. S. Patent No. 50-83-0275 state that the grants made thereby were subject to, *inter alia*,

(1) any valid existing rights in the lands conveyed thereby,

(2) right-of-way F-09113 for the Miocene Ditch System, a portion of which may cross Parcel II, and

(3) the requirements of section 14(c) of ANCSA, 43 U.S.C. § 1613(c) (**see Comment 2(b) below**).

Interim Conveyance No. 708 and U. S. Patent No. 50-83-0276 issued to BSNC state that the grants made thereby were subject to, *inter alia*,

(1) any valid existing rights in the lands conveyed thereby and

(2) the requirements of section 14(f) of ANCSA, 43 U.S.C. § 1613(f) (**see Comment 2(c) below**).

Our examination of the records described above disclosed no "valid existing rights" in Parcel II that (a) were not identified in the interim conveyances or patents described above and (b) remained valid as of the effective time and date of this title opinion.

Requirement: None; comment is advisory. **But see Comments 2(b), 2(c) and 3 below.**

(b) **ANCSA § 14(c).** Section 14(c) of ANCSA requires Sitnasuak to reconvey to certain individuals and entities the surface estate in and to certain lands, including but not limited to the following:

(1) lands occupied as of December 18, 1971, as primary places of residence;

(2) lands occupied as of December 18, 1971, as primary places of business;

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 11

(3) lands occupied as of December 18, 1971, by nonprofit organizations; and

(4) up to 1,200 acres of lands necessary for community expansion or other foreseeable community needs.

According to the records of the Cape Nome Recording District, none of Parcel II has been so conveyed, and it is unclear from the records examined by us whether any of Parcel II must be made the subject of any such conveyance.

> **Requirement:** You should address with Sitnasuak whether any of Parcel II is or might become the subject of any reconveyance required by section 14(c) of ANCSA.

(c) **ANCSA § 14(f).** Section 14(f) of ANCSA, 43 U.S.C. § 1613(f), provides that "the right to explore, develop, or remove minerals from the subsurface estate in the lands within the boundaries of any Native village shall be subject to the consent of the Village Corporation." The clear intent of this restriction is to preclude regional corporations (which acquire the subsurface estate under almost all village corporation lands) from unreasonably interfering with the use of the surface estate of *certain* village corporation lands. It is unclear under ANCSA, however, which village corporation lands are situated "within the boundaries of any Native village". In Leisnoi, Inc. v. Stratman, 154 F.3d 1062 (9th Cir. 1998), the court held that ANCSA distinguishes between lands "patent[ed] to a Village Corporation" and lands "within the boundaries of any Native village" and that the test should be whether there is physical evidence of occupancy. We believe that the Ninth Circuit's decision is sound.

> **Requirement:** You (1) should attempt to determine by way of surface inspections, discussions with officers of Sitnausak, and interviews with local residents whether Sitnasuak has become obligated to reconvey to one or more third parties any of Parcel II and to what extent your proposed operations may damage surface resources, and (2) should seek to avoid or resolve any potential disputes with Sitnasuak or relevant third parties over surface damages to be caused by your proposed operations. If a satisfactory agreement cannot be reached with Sitnasuak, you should consult with counsel respecting your

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 12

> ability to explore, develop, and mine Parcel II without entering into an agreement with Sitnasuak respecting Parcel II.

(d) **Notice of the 1992 Anvil Joint Venture.** As noted above, notice of the formation on March 1, 1992, (but not notice of the later termination) of the Anvil Joint Venture among Golden Glacier, Inc., NGJV, and Newmont Exploration Limited is of record by virtue of that certain Agreement and Release among Golden Glacier, Inc., NGJV, and Aspen dated January 13, 1994, and recorded at Book 336, Pages 655-672, Cape Nome Recording District, for which no notice of termination has been placed of record.

> **Requirement:** Satisfactory evidence of the termination of the Anvil Joint Venture should be recorded in the Cape Nome Recording District.

(e) **Record interest of Golden Glacier, Inc. arising under 1994 Surface Use Agreement between Sitnasuak and Golden Glacier, Inc.** As noted above, no instrument has been recorded in the Cape Nome Recording District evidencing the termination of the Surface Use Agreement dated July 7, 1994, between Sitnasuak and Golden Glacier, Inc. The record interest of Golden Glacier, Inc. under that certain Memorandum (dated September 2, 1994) of Surface Use Agreement (dated July 7, 1994) between Sitnasuak and Golden Glacier, Inc., recorded on September 19, 1994, at Book 338, Pages 330-334, Cape Nome Recording District, thus remains of record.

> **Requirement:** If said Surface Use Agreement has been terminated, satisfactory evidence of such termination should be recorded in the Cape Nome Recording District.

(f) **Placer Lease from Golden Glacier, Inc. to Sitnasuak dated October 11, 1999 (as amended).** As noted above, Golden Glacier, Inc. and Sitnasuak have entered into that certain Placer Mining Lease dated October 11, 1999 (a memorandum of which was recorded on October 25, 1999, at Book 355, Pages 438-500, Cape Nome Recording District), as amended.

> **Requirement:** You should ask us to examine the terms of said Placer Mining Lease to determine whether its existence will have any effect on your plans to conduct lode mining

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 13

> operations on Parcel II in furtherance of your rights under (1) the BSNC/GGI Mining Lease dated May 6, 1994, (2) the BSNC/GGI/Novagold Exploration Agreement dated March 13, 2002, and (3) the Novagold/AGC Assignment dated June 1, 2002. If we cannot assure you that said Placer Mining Lease will have no effect, then you should seek to negotiate a partial relinquishment of said Placer Mining Lease.

(g) **<u>Encumbrances noted on Schedule 2 attached hereto</u>.** As noted above, the encumbrances noted on Schedule 2 remain of record in the Cape Nome Recording District.

> **Requirement:** You should ask us to determine whether said encumbrances have ceased to have any legal effect—either in accordance with the terms thereof or under applicable law. Insofar as we are unable to confirm that this is the case with respect to any such encumbrance, you should seek a release or reconveyance of the same or, failing that, should seek to remove the clouds on your title caused thereby by filing a quiet title action in the Superior Court for the Second Judicial District at Nome.

(h) **<u>Unrecorded instruments</u>.** As noted above, none of (1) the BSNC/GGI Mining Lease dated May 6, 1994, (2) the BSNC/GGI/Novagold Exploration Agreement dated March 13, 2002, or (3) the Novagold/AGC Assignment dated June 1, 2002, has been recorded in the Cape Nome Recording District.

> **Requirement:** In order to impart constructive notice of your rights under these instruments, said instruments (or recordable memoranda thereof) must be recorded in the Cape Nome Recording District.

Alaska Gold Company
Attention: Douglas C. Nicholson
June 7, 2005
Page 14

3. Possible Additional Valid Existing Rights.

As noted above, we have not been able to examine any computer records maintained by the BLM respecting the Lands. Though it is only a remote possibility, said computer records might disclose valid existing rights in the Lands that have not been disclosed by the other records examined by us.

> **Requirement:** When the BLM computer records become available once again, you should ask us to examine the same for the purpose of ruling out the existence of any additional valid existing rights in the Lands.

4. Title Insurance and Scope of Inquiry Undertaken by Title Insurance Companies Respecting Patented Mining Claims.

As noted in Comment 1(d) above, in order to address any issues not identified by us as a result of our making Underlying Assumption 2 above, you may wish (i) to ask us to undertake a full examination of the title to Parcel I or (ii) to obtain title insurance providing coverage in a sufficient amount. Before choosing to obtain title insurance, however, you should be aware of, and should consider, the following:

(a) It is customary for title insurance companies to limit their inquiry to those matters disclosed from and after the issuance of patent. In the case of patented federal mining claims, such an inquiry may fail to identify certain conveyances or encumbrances of importance, for the chain of title to a federal mining claim begins with the recording of a certificate of location to that claim, not with the patenting of said claim. The applicant for a patent must, of course, establish that he is the owner of the claim for which patent is sought, and thus the risks associated with limiting one's inquiry to post-patent matters is ameliorated to that extent. But conveyances that both (1) are made after the application for patent is filed and (2) are recorded prior to the issuance of patent will remain undiscovered by such an inquiry. In addtion, it has been our experience that certain royalties, easements, options, mortgages, or other encumbrances granted prior to patent typically are not disclosed on the face of the patent *even if they were granted prior to the filing of the application for patent.*

EXHIBIT A

Parcels

Parcel I:

The following patented placer mining claims situated within U.S. Mineral Survey 721:

Claim Name	Patent No.
Francisco	316745
No. 1 Above Francisco	316745
No. 2 Above	316745
No. 3 Above	316745
No. 1 Sophie Gulch	316745
No. 4 Above	316745
Fractional Claim No. 4 1/2 on Rock Creek	316745
No. 5 Above	316745
No. 6 Above Right Hand Branch	316745
Rock Creek Bench No. 4 Above	955746

EXHIBIT A—Page 1

Parcel II:

The following lands:

(a) the lands within that portion of U.S. Mineral Survey 721 known as Bench Claim No. 4 1/2 Above Placer,

(1) the surface estate in which was conveyed to Sitnasuak Native Corporation pursuant to Patent No. 50-83-0275 dated September 22, 1983, and recorded on July 18, 1984, at Book 309, Pages 369-377, Cape Nome Recording District, and

(2) the subsurface estate in which was conveyed to Bering Straits Native Corporation pursuant to Patent No. 50-83-0276 dated September 22, 1983, and recorded on October 26, 1983, at Book 306, Pages 613-617, Cape Nome Recording District; and

(b) the lands within the following area,

(1) the surface estate in which was conveyed to Sitnasuak Native Corporation pursuant to Interim Conveyance No. 707 dated September 22, 1983, and recorded on July 18, 1984, at Book 309, Pages 351-368, Cape Nome Recording District, and

(2) the subsurface estate in which was conveyed to Bering Straits Native Corporation pursuant to Interim Conveyance No. 708 dated September 22, 1983, and recorded on October 26, 1983, at Book 306, Pages 618-629, Cape Nome Recording District:

KRM, T. 10 S., R. 34 W.:

Sec. 14:	All, excluding the lands within Mineral Surveys 332, 721, and 1835; and
Sec. 23:	All, excluding the lands within Mineral Surveys 403, 447, 715, 721, and 2271.

EXHIBIT A—Page 2

SCHEDULE 1

Encumbrances arising under AGC

1. Mortgage, Assignment of Minerals, Security Agreement and Financing Statement given by Alaska Gold Company to Mueller Industries, Inc., dated March 6, 1991, and recorded on April 16, 1991, at Book 0329, Pages 741-778, Cape Nome Recording District.

2. Financing Statement given by Alaska Gold Company (as Debtor) and Mueller Industries, Inc. (as Sacred Party), recorded on April 16, 1991, at Book 0329, Pages 779-794, Cape Nome Recording District.

3. Deed of Trust given by and between Alaska Gold Company (as Trustor) to Yukon Title Company, Inc. (as Trustee), and Viceroy Resource Corporation (as Beneficiary), dated April 21, 1999, and recorded on April 23, 1999, at Book 0353, Pages 002-117, Cape Nome Recording District.

SCHEDULE 1—Page 1

SCHEDULE 2

Encumbrances arising under BSNC or Golden Glacier, Inc.

1. Supplemental Deed of Trust and Assignment of Rents given by Bering Straits Native Corporation (as Trustor) to Transamerica Title Insurance Company (as Trustee), and Sitnasuak Native Corporation (as Beneficiary), dated November 9, 1984, and recorded on November 27, 1984, at Book 0311, Pages 293-296, Cape Nome Recording District.

2. Second Supplemental Deed of Trust and Assignment of Rents Sitnasuak given by Bering Straits Native Corporation (as Trustor) to Transamerica Title Insurance Company (as Trustee), and Sitnasuak Native Corporation (as Beneficiary), dated March 4, 1986, and recorded on March 5, 1986, at Book 0315, Pages 289-293, Cape Nome Recording District.

SCHEDULE 2—Page 1

GARY A. ZIPKIN
LOUIS R. VEERMAN
JAMES D. LINXWILER
JAMES D. DEWITT
JOSEPH J. PERKINS, JR.
GEORGE R. LYLE
MICHAEL S. MCLAUGHLIN
SUSAN M. WEST
JOAN E. ROHLF
MICHAEL K. NAVE
JONATHAN A. WOODMAN
AISHA TINKER BRAY
NELLEENE A. BOOTHBY
MATTHEW COOPER
CHRISTINA RANKIN
PAMELA D. WEISS
JOSEPH BRIAN GROSS
MOLLY C. BROWN

LAW OFFICES OF
Guess&Rudd P.C.

510 L STREET, SUITE 700
ANCHORAGE, ALASKA 99501-1964
TELEPHONE (907) 793-2200
FACSIMILE (907) 793-2299

W. EUGENE GUESS 1932-1975
JOSEPH RUDD 1933-1978
FRANCIS E. SMITH, JR. 1941-1991

OFFICES IN
ANCHORAGE & FAIRBANKS

OF COUNSEL
MARGARET S. JONES
GREGORY G. SILVEY

August 11, 2006

Via Email

NovaGold Resources Inc.
Alaska Gold Company
c/o NovaGold Resources Inc.
Suite 2300 - 200 Granville Street
Vancouver, BC V6C 1S4

Re: Title Summary—Proposed Rock Creek Pit Area
Our File No. 5971.2

Gentlemen:

Pursuant to your request we are providing this short letter summarizing the current situation respecting the rights of Alaska Gold Company in and to the proposed Rock Creek Pit Area, which area comprises the following lands ("Lands"):

K.R.M., T. 10 South, R. 34 West:

Sec. 14: All, excluding the lands within Mineral Surveys 332 and 1835 (but including lands within Mineral Survey 721, to the extent said lands are within the exterior boundaries of Sec. 14 as protracted); and

Sec. 23: All, excluding the lands within Mineral Surveys 403, 447, 715, and 2271 (but including lands within Mineral Survey 721, to the extent said lands are within the exterior boundaries of Sec. 23 as protracted).

The Lands were the subject of our *Limited* Title Report dated February 7, 2006, respecting the proposed Rock Creek Pit Area ("Title Report dated February 7, 2006"), a copy of which is enclosed herewith for your information.

NovaGold Resources Inc.
Alaska Gold Company
August 11, 2006
Page 2

Following the delivery of our Title Report dated February 7, 2006, Alaska Gold Company completed the negotiation of and entered into two key agreements respecting, *inter alia*, the Lands or portions thereof:

(1) Mining Sublease dated April 13, 2006 (but effective as of January 1, 2006) between Golden Glacier, Inc. and Alaska Gold Company, a memorandum of which was recorded in the Cape Nome Recording District on April 27, 2006, as Document No. 2006-000379-0 (5 pages) (said Mining Sublease was entered into by the parties pursuant to that certain Exploration and Option Agreement dated March 13, 2002, among Bering Straits Native Corporation, Golden Glacier, Inc., and NovaGold Resources Alaska, Inc. (the assignee of which is Alaska Gold Company);

(2) Surface Use Agreement (Exclusive Use Area) dated May 26, 2006, between Sitnasuak Native Corporation and Alaska Gold Company, a memorandum of which was recorded in the Cape Nome Recording District on June 9, 2006, as Document No. 2006-000919-0 (13 pages).

This letter does *not* constitute a formal update to our Title Report dated February 7, 2006, for we have not updated our examination of or otherwise reviewed any public records in connection with the preparation of this letter. Assuming for purposes of this letter, however, that with respect to the Lands there have been no changes through the date of this letter in the public records described in our Title Report dated February 7, 2006, except for the execution of the two agreements described above (notice of which was imparted by the recording of the two memorandum agreements referred to above), then we believe as follows:

(a) the execution of said two agreements grants sufficient rights to Alaska Gold Company to enable it to extract gold and other minerals from the Lands (including but not limited to those of the Lands in which Alaska Gold Company owns rights other than by or pursuant to said two agreements) and to undertake in a reasonable manner such other actions on the Lands as are reasonably necessary in connection therewith;

NovaGold Resources Inc.
Alaska Gold Company
August 11, 2006
Page 3

(b) the recording of the two memorandum agreements referred to above impart constructive notice of the grants made by the two agreements described above;

(c) Comment 2(c) and the accompanying Requirement set forth in our Title Report dated February 7, 2006, have been satisfied.

It also is our understanding from communications with Alaska Gold Company (1) that Alaska Gold Company has considered and is not concerned with the reservations, exceptions, exclusions, and limitations noted in Comments 1(a) and 2(a) set forth in our Title Report dated February 7, 2006, insofar as said reservations, exceptions, exclusions, and limitations pertain to or affect the Lands and (2) that, as a result of the execution of Surface Use Agreement (Exclusive Use Area) dated May 26, 2006, between Sitnasuak Native Corporation and Alaska Gold Company, Alaska Gold Company believes that Comments 2(b) and (2(f) and the accompanying Requirements set forth in our Title Report dated February 7, 2006, have been satisfied to the extent Alaska Gold Company believes to be necessary in connection with the Lands.

Finally, we reasonably expect that Alaska Gold Company will satisfy to the extent necessary in due course all of the remaining Comments and accompanying Requirements set forth in our Title Report dated February 7, 2006, or, if Alaska Gold Company fails to satisfy any such Comment or accompanying Requirement, such failure is unlikely (due to the almost certain *actual* termination or expiration of any noted prior agreement) to affect adversely the exercise by Alaska Gold Company of its rights in and to the Lands (whether acquired under or pursuant to the two agreements described above or under or pursuant to other instruments or agreements).

****

NovaGold Resources Inc.
Alaska Gold Company
August 11, 2006
Page 4

If you have any questions regarding the foregoing or if you need any additional information or assistance, please contact me.

Very truly yours,

GUESS & RUDD P.C.

Joseph J. Perkins, Jr.

LAW OFFICES OF
Guess&Rudd P.C.

510 L STREET, SUITE 700
ANCHORAGE, ALASKA 99501-1964
TELEPHONE (907) 793-2200
FACSIMILE (907) 793-2299

GARY A. ZIPKIN
LOUIS R. VEERMAN
JAMES D. LINXWILER
JAMES D. DEWITT
JOSEPH J. PERKINS, JR.
GEORGE R. LYLE
MICHAEL S. MCLAUGHLIN
SUSAN M. WEST
JOAN E. ROHLF
MICHAEL K. NAVE
JONATHAN A. WOODMAN
AISHA TINKER BRAY
NELLEENE A. BOOTHBY
MATTHEW COOPER
CHRISTINA RANKIN
PAMELA D. WEISS
JOSEPH BRIAN GROSS
MOLLY C. BROWN

W. EUGENE GUESS 1932-1975
JOSEPH RUDD 1933-1978
FRANCIS E. SMITH, JR. 1941-1991

OFFICES IN
ANCHORAGE & FAIRBANKS

OF COUNSEL
MARGARET S. JONES
GREGORY G. SILVEY

February 7, 2006

Via Email and FedEx

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NovaGold Resources Inc.
Alaska Gold Company
c/o NovaGold Resources Inc.
Suite 2300 - 200 Granville Street
Vancouver, BC V6C 1S4

Re: *Limited* Title Report—Proposed Rock Creek Pit Area
Our File No. 6032.1

Gentlemen:

At the request of NovaGold Resources Inc. we have prepared this *limited* title report on the following lands that Alaska Gold Company ("AGC") has identified as including the proposed Rock Creek Pit Area:

K.R.M., T. 10 South, R. 34 West:

Sec. 14: All, excluding the lands within Mineral Surveys 332 and 1835 (but including lands within Mineral Survey 721, to the extent said lands are within the exterior boundaries of Sec. 14 as protracted); and

Sec. 23: All, excluding the lands within Mineral Surveys 403, 447, 715, and 2271 (but including lands within Mineral Survey 721, to the extent said lands are within the exterior boundaries of Sec. 23 as protracted).

Said lands are referred to hereinafter as the "Lands". For purposes of this limited report, the Lands comprise the two parcels (Parcels I and II) described on Exhibit A attached hereto.

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RECORDS EXAMINED

This limited report is based upon our examination of the following public records and other documents:

1. BLM Records. Official records of the Bureau of Land Management ("BLM"), United States Department of the Interior, pertaining to the Lands, as follows: all relevant plats, historical indices, surveys, computer records, and case files and other documents disclosed thereby maintained by the relevant BLM offices located in Alaska.

2. DNR Records. Official records of the Alaska Department of Natural Resources ("DNR") pertaining to the Lands, as follows: all relevant plats, historical indices, surveys, computer records, and case files and other documents disclosed thereby maintained by the DNR offices located in Alaska, except for any public records pertaining to water rights.

3. Recording District Records. Official records of the Cape Nome Recording District, *limited in the case of Parcel I to the extent described in Underlying Assumption 2 below* but otherwise from the date of patent or interim conveyance from the United States to the effective time and date of this limited report.

4. Certain Unrecorded Instruments. Copies of the following unrecorded instruments provided to us by AGC:

   (a) that certain Mining Lease between Bering Straits Native Corporation ("BSNC") and Golden Glacier, Inc. ("GGI") dated May 6, 1994 ("BSNC/GGI Mining Lease dated May 6, 1994"); and

   (b) that certain Exploration Agreement and Option To Lease among Bering Straits Native Corporation, Golden Glacier, Inc., and Novagold Resources Alaska, Inc. dated March 13, 2002 ("Exploration Agreement dated March 13, 2002"); and

   (c) that certain Assignment Agreement between Novagold Resources Alaska, Inc. and Alaska Gold Company dated June 1, 2002 ("Assignment dated June 1, 2002").

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We began our examination of the records described above at 7:30 a.m. on January 14, 2006, and therefore this limited report should be considered to be as of that time and date.

OPINION

Subject to the assumptions, comments, and requirements set forth below, based upon our examination of the public records and other documents described above, it is our opinion that title to the Lands is vested as follows:

Parcel I:

Title to Parcel I is vested in Alaska Gold Company, subject to the following:

(a) with respect to the lands conveyed by U.S. Patent No. 316745 dated February 24, 1913, the reservations, exceptions, exclusions, and limitations set forth in said patent (including an express exception from the grant made by said patent of all lode deposits known to exist on October 9, 1908, within the lands conveyed thereby, but not any lode deposits discovered after said date) (**see Comment 1(a) below**);

(b) with respect to the lands conveyed by U.S. Patent No. 955746 dated March 21, 1925, the reservations, exceptions, exclusions, and limitations set forth in said patent (including an express exception from the grant made by said patent of all lode deposits known to exist on May 23, 1923, within the lands conveyed thereby, but not any lode deposits discovered after said date) (**see Comment 1(a) below**);

(c) the possible record interest of Nome Gold Joint Venture ("NGJV") arising under that certain Assignment of Lease given by Aspen Exploration Corporation ("Aspen") to NGJV dated September 10, 1987 (but effective as of June 1, 1987), and recorded on March 31, 1988, at Book 320, Pages 660-662, Cape Nome Recording

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District—from which no conveyance or relinquishment (either to AGC or to Aspen) can be found.[1]

Our examination of the records of the Cape Nome Recording District (limited as described above) disclosed no liens, encumbrances, or other interests of third parties arising by, through, or under Alaska Gold Company.

Parcel II:

Record title to the surface estate in and to Parcel II is vested in Sitnasuak Native Corporation ("Sitnasuak"), subject to the following:

(a) with respect to the lands conveyed by U.S. Patent No. 50-83-0275, the reservations (including but not limited to the subsurface estate, title to which is discussed below), exceptions, exclusions, and limitations set forth in said patent (**see Comment 2(a) below**);

---

[1] NGJV assigned its interest in Parcel I to Placer Dome U.S. Inc. as manager of Golden Creeks Joint Venture pursuant to that certain Assignment of Lease dated April 8, 1988 (but effective as of June 1, 1987), and recorded on April 19, 1988, at Book 320, Pages 773-775, Cape Nome Recording District. NGJV later received a reconveyance of said interest pursuant to that certain Conveyance of Interest of Manager, Conveyance of Participating Interests, Withdrawal of Participant, Termination of Mining Venture Agreement (Golden Creeks Joint Venture), [etc.] from Placer Dome U.S. Inc. to NGJV effective as of February 11, 1990, and recorded on February 28, 1992, at Book 332, Pages 159-174, Cape Nome Recording District. It is our understanding that the Lode Mining Lease under which NGJV held an interest (see Memorandum of Lode Mining Lease between AGC and Aspen dated April 18, 1986, recorded on August 14, 1986, at Book 315, Pages 985-991, Cape Nome Recording District) has been terminated. See Lease Termination between AGC and Aspen dated March 9, 1993 (but effective as of November 13, 1992), recorded on March 25, 1993, at Book 334, Pages 371-373, Cape Nome Recording District. As noted above, however, no conveyance or relinquishment *from NGJV* to either AGC or Aspen has been placed of record, and it is not clear on the face of said Lease Termination whether Aspen was executing the same on behalf of itself alone or on behalf of itself and as manager of NGJV. **See Comment 1.b below.**

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(b) with respect to the lands conveyed by Interim Conveyance No. 707, the reservations (including but not limited to the subsurface estate, title to which is discussed below), exceptions, exclusions, and limitations set forth in said interim conveyance (**see Comment 2(a) below**);

(c) the record interest of Golden Glacier, Inc. under that certain Memorandum (dated September 2, 1994) of Surface Use Agreement (dated July 7, 1994) by and between Sitnasuak and Golden Glacier, Inc., which memorandum was recorded on September 19, 1994, at Book 338, Pages 330-334, Cape Nome Recording District—from which no conveyance or relinquishment to Sitnasuak can be found.[2]

Title to the subsurface estate in and to Parcel II is vested in Bering Straits Native Corporation, subject to the following:

(a) with respect to the lands conveyed by U.S. Patent No. 50-83-0276, the reservations (including but not limited to the subsurface estate, title to which is discussed below), exceptions, exclusions, and limitations set forth in said patent (**see Comment 2(a) below**);

(b) with respect to the lands conveyed by Interim Conveyance No. 708, the reservations (including but not limited to the subsurface estate, title to which is discussed below), exceptions, exclusions, and limitations set forth in said interim conveyance (**see Comment 2(a) below**);

---

[2] Golden Glacier, Inc. assigned, *inter alia*, its surface interest in Parcel II to Kennecott Exploration Company pursuant to that certain Memorandum Agreement dated July 8, 1994, and recorded on September 19, 1994, at Book 338, Pages 322-329, Cape Nome Recording District. Golden Glacier, Inc. later received a reconveyance of said interest pursuant to that certain Release and Quitclaim Deed from Kennecott Exploration Company to Golden Glacier, Inc. dated September 3, 1996, and recorded on November 12, 1996, at Book 344, Pages 432-433, Cape Nome Recording District. AGC has advised us that the Surface Use Agreement dated July 7, 1994, has been terminated, but no instrument evidencing said termination has been recorded in the Cape Nome Recording District. **See Comment 2(e) below.**

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(c) notice of the formation on March 1, 1992, of the Anvil Joint Venture among Golden Glacier, Inc., NGJV, and Newmont Exploration Limited (which notice is imparted by that certain Agreement and Release among Golden Glacier, Inc., NGJV, and Aspen dated January 13, 1994, and recorded at Book 336, Pages 655-672, Cape Nome Recording District), for which no notice of termination has been placed of record (**see Comment 2(e) below**);

(d) the interest of Sitnasuak arising under that certain Placer Mining Lease from Golden Glacier, Inc. to Sitnasuak dated October 11, 1999 (a memorandum of which was recorded on October 25, 1999, at Book 355, Pages 438-500, Cape Nome Recording District), as amended by the following:

(1) a probable First Amendment that is not recorded and which we have not seen;

(2) that certain Second Amendment to Placer Mining Lease effective October 11, 2000, and recorded on January 29, 2001, at Book 359, Pages 679-681, Cape Nome Recording District; and

(3) that certain Third Amendment to Placer Mining Lease effective April 24, 2002, and recorded in the Cape Nome Recording District on May 29, 2002, as Document No. 2002-000449-0 (2 pages); **see Comment 2(f) below;**

(e) that certain Supplemental Deed of Trust and Assignment of Rents given by Bering Straits Native Corporation (as Trustor) to Transamerica Title Insurance Company (as Trustee), and Sitnasuak Native Corporation (as Beneficiary), dated November 9, 1984, and recorded on November 27, 1984, at Book 0311, Pages 293-296, Cape Nome Recording District—no release or reconveyance of which can be found. **See Comment 2(g) below.**

None of (1) the BSNC/GGI Mining Lease dated May 6, 1994, (2) the BSNC/GGI/Novagold Exploration Agreement dated March 13, 2002, or (3) the Novagold/AGC Assignment dated June 1, 2002, has been recorded in the Cape Nome Recording District. **See Comment 2(h) below.**

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UNDERLYING ASSUMPTIONS

1. Records. We have assumed that the BLM records and the DNR records accurately depict or describe all interests in the Lands that arise immediately by, through, or under the United States or the State of Alaska; we therefore have not searched the records of the recording districts described above for this purpose. We also have assumed that the indices prepared and maintained by the recording districts described above are complete and accurate indices of all documents filed for record with said recording districts.

2. Effect of Statutory Quitclaim Deed from UV Industries, Inc. to AGC. In accordance with your instructions, we have assumed that good title to Parcel I was vested in UV Industries, Inc., subject to the reservations, exceptions, exclusions, and limitations set forth in U.S. Patents No. 316745 and No. 955746 issued therefor but otherwise free and clear of any and all liens, encumbrances, or other interests of third parties, when UV Industries, Inc. executed and delivered to AGC that certain Statutory Quitclaim Deed dated March 17, 1975, and recorded on March 25, 1975, at Book 276, Pages 621-640, Cape Nome Recording District. We therefore have not searched the records of the Cape Nome Recording District for the purpose of establishing the same. **See Comments 1(c) and 4 below.**

3. Authority, Authenticity, Execution, and Delivery. We have assumed that (a) the individuals executing the documents reviewed by us were vested with the authority to execute such documents at the time of execution, (b) the signatures of such individuals are genuine, and (c) all such documents were duly executed and delivered.

COMMENTS AND REQUIREMENTS

1. Respecting Title To Parcel I.

(a) Reservations, etc. in Patents. U.S. Patents No. 316745 and No. 955746 are subject to the usual reservations, exceptions, exclusions, and limitations to which all patents to placer mining claims are subject (including express exceptions for "known lode deposits" noted in the Opinion section of this limited report), but to no other reservations, exceptions, exclusions, or limitations.

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> **Requirement:** None; comment is advisory. With respect to the exception from placer patents of known lode deposits, see 1 AM. LAW OF MINING §§ 32.05, 54.03 (2d ed. 1984).

(b) **Possible Record interest of NGJV arising under old Lode Mining Lease from AGC to Aspen.** As described above, (1) NGJV was the owner of record of the rights of the lessee under that certain Lode Mining Lease dated April 18, 1986 (a memorandum of which was recorded on August 14, 1986, at Book 315, Pages 985-991, Cape Nome Recording District) when AGC and Aspen entered into that certain Lease Termination dated March 9, 1993 (but effective as of November 13, 1992), recorded on March 25, 1993, at Book 334, Pages 371-373, Cape Nome Recording District, (2) no conveyance or relinquishment *from NGJV* to either AGC or Aspen has been placed of record, and (3) it is not clear in said Lease Termination whether Aspen was executing the same on behalf of itself alone or on behalf of itself and as manager of NGJV.

> **Requirement:** NGJV—or Aspen as manager thereof—should execute, acknowledge, and deliver to AGC a quitclaim deed to, *inter alia*, Parcel I. Upon receipt thereof, AGC should record said deed in the Cape Nome Recording District.

(c) **Underlying Assumption 2.** As noted above, we have assumed that good title to Parcel I was vested in UV Industries, Inc. when it executed and delivered that certain Statutory Quitclaim Deed from UV Industries, Inc. to AGC dated March 17, 1975, and recorded on March 25, 1975, at Book 276, Pages 621-640, Cape Nome Recording District.

> **Requirement:** If this assumption at any time proves to be unacceptable or undesirable for your purposes, you either either (1) should ask us to undertake a full examination of the title to Parcel I or (2) should obtain a title insurance policy respecting Parcel I providing such coverage as you deem necessary.[3] In this regard, **see also Comment 4 below.**

---

[3] As you know, on February 1, 2006, Alaska Gold Company obtained from Fairbanks Title Agency, Inc. a Preliminary Commitment for Title Insurance (for coverage in the amount of $100,000) effective as of January 27, 2006, covering AGC's claims within U.S. Mineral Survey 721. Said preliminary commitment showed title to said

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2. Respecting Title To Parcel II.

(a) Reservations, etc. in Patents and Interim Conveyances. Each of Interim Conveyance No. 707 and U. S. Patent No. 50-83-0275 issued to Sitnasuak reserved the subsurface estates to the United States. (Said reserved subsurface estates thereupon were conveyed to BSNC by Interim Conveyance No. 708 and U. S. Patent No. 50-83-0276.) In addition, Interim Conveyance No. 707 and U. S. Patent No. 50-83-0275 state that the grants made thereby were subject to, *inter alia*,

(1) any valid existing rights in the lands conveyed thereby,

(2) right-of-way F-09113 for the Miocene Ditch System, a portion of which may cross Parcel II, and

(3) the requirements of section 14(c) of ANCSA, 43 U.S.C. § 1613(c) (see **Comment 2(b) below**).

Interim Conveyance No. 708 and U. S. Patent No. 50-83-0276 issued to BSNC state that the grants made thereby were subject to, *inter alia*,

(1) any valid existing rights in the lands conveyed thereby and

(2) the requirements of section 14(f) of ANCSA, 43 U.S.C. § 1613(f) (see **Comment 2(c) below**).

Our examination of the records described above disclosed no "valid existing rights" in Parcel II that (a) were not identified in the interim conveyances or patents described above and (b) remained valid as of the effective time and date of this title opinion.

Requirement: None; comment is advisory. **But see Comments 2(b), 2(c) and 3 below.**

---

claims—insofar as they are situated within the exterior boundaries of Secs. 14 and 23 (as protracted), T. 10 South, R. 34 West, K.R.M.—to be vested in AGC free and clear of any liens, encumbrances, or other interests of third parties arising by, through, or under Alaska Gold Company *or any prior owner of said claims*.

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(b) <u>ANCSA § 14(c)</u>. Section 14(c) of ANCSA requires Sitnasuak to reconvey to certain individuals and entities the surface estate in and to certain lands, including but not limited to the following:

(1) lands occupied as of December 18, 1971, as primary places of residence;

(2) lands occupied as of December 18, 1971, as primary places of business;

(3) lands occupied as of December 18, 1971, by nonprofit organizations; and

(4) up to 1,200 acres of lands necessary for community expansion or other foreseeable community needs.

According to the records of the Cape Nome Recording District, none of Parcel II has been so conveyed, and it is unclear from the records examined by us whether any of Parcel II must be made the subject of any such conveyance.

> **Requirement:** In the surface use agreement currently being negotiated by Sitnasuak and AGC to support the mining of both Parcel I and Parcel II, AGC should address with Sitnasuak whether the surface of any of Parcel II (or the surface of any other lands to be covered by said surface use agreement) is or might become the subject of any reconveyance required by section 14(c) of ANCSA.

(c) <u>ANCSA § 14(f)</u>. Section 14(f) of ANCSA, 43 U.S.C. § 1613(f), provides that "the right to explore, develop, or remove minerals from the subsurface estate in the lands within the boundaries of any Native village shall be subject to the consent of the Village Corporation." The clear intent of this restriction is to preclude regional corporations (which acquire the subsurface estate under almost all village corporation lands) from unreasonably interfering with the use of the surface estate of *certain* village corporation lands. It is unclear under ANCSA, however, which village corporation lands are situated "within the boundaries of any Native village". In <u>Leisnoi, Inc. v. Stratman</u>, 154 F.3d 1062 (9th Cir. 1998), the court held that ANCSA distinguishes between lands "patent[ed] to a Village Corporation" and lands "within the boundaries of any Native

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village" and that the test should be whether there is physical evidence of occupancy. We believe that the Ninth Circuit's decision is sound.

> **Requirement:** In the surface use agreement currently being negotiated by Sitnasuak and AGC, AGC should obtain Sitnasuak's formal written consent under section 14(f) of ANCSA. (If a satisfactory surface use agreement cannot be reached with Sitnasuak, AGC should consult with counsel respecting its ability to explore, develop, and mine the Lands without entering into an agreement with Sitnasuak.

(d) **Notice of the 1992 Anvil Joint Venture.** As noted above, notice of the formation on March 1, 1992, (but not notice of the later termination) of the Anvil Joint Venture among Golden Glacier, Inc., NGJV, and Newmont Exploration Limited is of record by virtue of that certain Agreement and Release among Golden Glacier, Inc., NGJV, and Aspen dated January 13, 1994, and recorded at Book 336, Pages 655-672, Cape Nome Recording District, for which no notice of termination has been placed of record.

> **Requirement:** AGC should seek to obtain and record in the Cape Nome Recording District satisfactory evidence of the termination of the Anvil Joint Venture.

(e) **Record interest of Golden Glacier, Inc. arising under 1994 Surface Use Agreement between Sitnasuak and Golden Glacier, Inc.** As noted above, no instrument has been recorded in the Cape Nome Recording District evidencing the termination of the Surface Use Agreement dated July 7, 1994, between Sitnasuak and Golden Glacier, Inc. The record interest of Golden Glacier, Inc. under that certain Memorandum (dated September 2, 1994) of Surface Use Agreement (dated July 7, 1994) between Sitnasuak and Golden Glacier, Inc., recorded on September 19, 1994, at Book 338, Pages 330-334, Cape Nome Recording District, thus remains of record.

> **Requirement:** If and when a satisfactory new surface use agreement is entered into by Sitnausak and AGC, AGC may wish to ask Golden Glacier, Inc. to cause satisfactory evidence of the termination of this 1994 Surface Use Agreement to be recorded in the Cape Nome Recording District.

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(f) **Placer Lease from Golden Glacier, Inc. to Sitnasuak dated October 11, 1999 (as amended).** As noted above, Golden Glacier, Inc. and Sitnasuak have entered into that certain Placer Mining Lease dated October 11, 1999 (a memorandum of which was recorded on October 25, 1999, at Book 355, Pages 438-500, Cape Nome Recording District), as amended.

> **Requirement:** AGC should ask Golden Glacier, Inc. and Sitnasuak whether this Placer Mining Lease remains in effect and, if so, whether its existence will have any effect on AGC's plans to conduct lode mining operations on the Lands. If it is possible that said Placer Mining Lease might adversely affect the ability of AGC to conduct lode mining operations on the Lands, then AGC should seek to negotiate with Sitnasuak a partial relinquishment of said Placer Mining Lease in the surface use agreement currently being negotiated by Sitnasuak and AGC,.

(g) **Supplemental Deed of Trust.** As noted above, that certain Supplemental Deed of Trust and Assignment of Rents given by Bering Straits Native Corporation (as Trustor) to Transamerica Title Insurance Company (as Trustee), and Sitnasuak Native Corporation (as Beneficiary), dated November 9, 1984, and recorded on November 27, 1984, at Book 0311, Pages 293-296, Cape Nome Recording District ("Supplemental Deed of Trust"), remains as an encumbrance of record in the Cape Nome Recording District. This is so even though the obligations secured by said Supplemental Deed of Trust appear to be the same as the obligations secured by that certain Second Supplemental Deed of Trust and Assignment of Rents given by Bering Straits Native Corporation (as Trustor) to Transamerica Title Insurance Company (as Trustee), and Sitnasuak Native Corporation (as Beneficiary), dated March 4, 1986, and recorded on March 5, 1986, at Book 0315, Pages 289-293, Cape Nome Recording District ("Second Supplemental Deed of Trust"), and said Second Supplement Deed of Trust has been fully reconveyed.

> **Requirement:** AGC should ask BSNC to seek a reconveyance of the Supplemental Deed of Trust or, failing that, to remove the clouds on the title of BSNC, GGI, and AGC caused thereby by filing a quiet title action in the

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Superior Court for the State of Alaska (Second Judicial District at Nome).

(h) **Unrecorded instruments.** As noted above, none of (1) the BSNC/GGI Mining Lease dated May 6, 1994, (2) the BSNC/GGI/Novagold Exploration Agreement dated March 13, 2002, or (3) the Novagold/AGC Assignment dated June 1, 2002, has been recorded in the Cape Nome Recording District.

Requirement: In order to impart constructive notice of AGC's rights under these instruments, recordable memoranda of said instruments must be executed, acknowledged, and recorded in the Cape Nome Recording District.

3. Possible Additional Valid Existing Rights.

Our review of the BLM and DNR records for the Lands disclosed no valid existing rights affecting the Lands except those that already have been discussed herein.

Requirement: None; comment is advisory.

4. Title Insurance and Scope of Inquiry Undertaken by Title Insurance Companies Respecting Patented Mining Claims.

As noted in Comment 1(c) above, in order to address any issues not identified by us as a result of our making Underlying Assumption 2 above, you may wish (i) to ask us to undertake a full examination of the title to Parcel I or (ii) to obtain title insurance providing coverage in a sufficient amount.[4] Before choosing to obtain title insurance, however, you should be aware of, and should consider, that it is customary for title insurance companies to limit their inquiry to those matters disclosed from and after the issuance of patent. In the case of patented federal mining claims, such an inquiry may fail to identify certain conveyances or encumbrances of importance, for the chain of title to a federal mining claim begins with the recording of a certificate of location to that claim, not with the patenting of said claim. The applicant for a patent must, of course, establish that he is the owner of the claim for which patent is sought, and thus the risks associated with limiting one's inquiry to post-patent matters is ameliorated to that extent. But

---

[4] See footnote 3 above.

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conveyances that both (1) are made after the *application for patent* is filed and (2) are recorded prior to the issuance of patent will remain undiscovered by such an inquiry. In addition, it has been our experience that certain royalties, easements, options, mortgages, or other encumbrances granted prior to patent typically are not disclosed on the face of the patent *even if they were granted prior to the filing of the application for patent.*

> **Requirement:** You should consult with counsel regarding (1) whether Underlying Assumption 2 above is reasonable and permissible in connection with the pending transaction and otherwise under the circumstances existing with respect to Parcel I, (2) the risks (both generally and in connection with Parcel I) associated with the limited inquiries typically undertaken by title insurance companies when reporting on title to patented federal mining claims, and (3) the inherent differences (both generally and in connection with Parcel I) between title insurance and a title opinion prepared by a lawyer, and then take such action, if any, as you deem appropriate.

****

Please call us if you have any questions regarding this limited report.

Very truly yours,

GUESS & RUDD P.C.

Joseph Perkins, Jr.

Joseph J. Perkins, Jr.

EXHIBIT A

Parcels

Parcel I:

The following patented placer mining claims situated within U.S. Mineral Survey 721, to the extent said lands are within the exterior boundaries of Secs. 14 and 23 (as protracted), T. 10 South, R. 34 West, K.R.M.:

Claim Name	Patent No.
Francisco	316745
No. 1 Above Francisco	316745
No. 2 Above	316745
No. 3 Above	316745
No. 1 Sophie Gulch	316745
No. 4 Above	316745
Fractional Claim No. 4 1/2 on Rock Creek	316745
No. 5 Above	316745
No. 6 Above Right Hand Branch	316745
Rock Creek Bench No. 4 Above	955746

EXHIBIT A—Page 1

Parcel II:

The following lands:

(a) the lands within that portion of U.S. Mineral Survey 721 known as Bench Claim No. 4 1/2 Above Placer,

(1) the surface estate in which was conveyed to Sitnasuak Native Corporation pursuant to Patent No. 50-83-0275 dated September 22, 1983, and recorded on July 18, 1984, at Book 309, Pages 369-377, Cape Nome Recording District, and

(2) the subsurface estate in which was conveyed to Bering Straits Native Corporation pursuant to Patent No. 50-83-0276 dated September 22, 1983, and recorded on October 26, 1983, at Book 306, Pages 613-617, Cape Nome Recording District; and

(b) the lands within the following area,

KRM, T. 10 S., R. 34 W.:

Sec. 14: All, excluding the lands within Mineral Surveys 332, 721, and 1835; and

Sec. 23: All, excluding the lands within Mineral Surveys 403, 447, 715, 721, and 2271,

(1) the surface estate in which was conveyed to Sitnasuak Native Corporation pursuant to Interim Conveyance No. 707 dated September 22, 1983, and recorded on July 18, 1984, at Book 309, Pages 351-368, Cape Nome Recording District, and

(2) the subsurface estate in which was conveyed to Bering Straits Native Corporation pursuant to Interim Conveyance No. 708 dated September 22, 1983, and recorded on October 26, 1983, at Book 306, Pages 618-629, Cape Nome Recording District.

EXHIBIT A—Page 2

A - 2   2 0 0 4   C O L L A R   C O O R D I N A T E   L O C A T I O N S

Rock Creek
Survey Report

Prepared by: R. Scott McClintock, PLS
P.O. Box 1444
Nome, Alaska 99762
Dated: November 21, 2004

On 9/30/04 Mr. John Odden, Project Geologist requested a location survey of drill holes within the project area.

On 10/02/04 a survey was accomplished locating the holes as directed and identified by Mr. Don Penner, of Penner Geological.

The survey was conducted using Ashtech Z-Surveyor, dual-frequency, survey grade GPS receivers. This survey was conducted using Real-time Kinematic (RTK) methods using the Global Positioning System (GPS). A detailed report is available upon written request. The unit of measure and coordinates is in meters. The Basis of Position for this survey was local control point identified as "AGV-2" which is a 5/8" iron rod with a standard 3 ¾" aluminum cap stamped as described with no center punch. The monument is located at the edge of the north – south ridge bounding "Rock Creek" to the west and is well marked. The monument is in good condition with no apparent sign of bucking or heaving from permafrost. The UTM coordinates (in meters) used for this station were as provided: N7165402.8505 - E479901.9858 The listed elevation of "AJV-2" is 84.30 meters and was used as the location survey vertical benchmark.

The Basis of Bearing used for this survey was the line between "AJV-2" and recovered U.S.L.M. monument #15 which is a 4 inch (0.1 m) square granite rock, protruding above the natural ground 0.4 meter. The monument is scribed according to the original BLM field notes and is visible. The provided UTM project coordinates for U.S.L.M. #15 are N7165274.9083 - E480077.4841. The computed bearing of the line is: S 53^0 54'26" E.

Eighty-four (84) drill holes throughout the project area were located during the course of one day. A Polaris ATV was utilized to transport the location surveyor and geologist.

Shots were taken at each boring location at or near the center of the hole at or near pad elevation. Where the boring was recovered or confidence of the location was high, the description is annotated with "FD". If the location was in question it is identified with a question mark (?) in the annotation. Although the resultant coordinate values are listed to six decimal places, a minimally constrained RTK/GPS survey normally yields horizontal accuracies to plus or minus one sigma (or +/- 1cm.). Using only one project benchmark for vertical fixing yields lower accuracies normally within 0.5 meters of true, relative to the project benchmark.

The following pages is a listing of the results of the survey.

R. Scott McClintock, PLS
Alaska Registration No. 8904-S

STATE OF ALASKA
49TH
R. SCOTT McCLINTOCK
No. 8904-S
11/21/04
REGISTERED PROFESSIONAL LAND SURVEYOR

Pg 1 of 2

PT#	NORTHING	EASTING	ELEV	DESCRIPTION
1100	7165379.670267	479955.100172	70.754	RKRC04-40FD
1101	7165382.638339	479954.927062	70.711	RKDC04-242FD
1102	7165378.032349	479987.915383	69.131	RKRC04-24FD
1103	7165383.818438	479989.213851	69.211	RKDC04-236FD
1104	7165357.396624	480003.438003	69.093	RKRC04-23?
1105	7165357.399918	480003.437603	69.099	RKDC04-237?
1106	7165322.535617	480057.087908	75.197	RKRC04-39FD
1107	7165323.457024	480056.757786	75.240	RKDC04-239FD
1108	7165327.636096	480088.739964	77.220	RKRC04-43FD
1109	7165354.077502	480060.317477	73.462	RKRC04-22FD
1110	7165356.807540	480063.266876	73.722	RKDC04-238FD
1111	7165412.593308	480088.291079	76.965	RKRC04-47FD
1112	7165411.980723	480090.386677	77.008	RKDC04-257FD
1113	7165432.777429	480085.043624	76.956	RKRC04-38FD
1114	7165426.007803	480092.674038	77.143	RKDC04-256?
1115	7165369.359477	480121.545621	87.284	RKRC04-41FD
1116	7165371.603396	480117.961262	87.182	RKDC04-240FD
1117	7165358.288166	480180.917193	95.808	RKRC04-44FD
1118	7165337.467529	480201.494917	93.711	RKDC04-283FD
1119	7165336.336256	480175.824878	89.089	RKDC04-282FD
1120	7165311.043332	480223.626018	95.826	RKDC04-266FD
1121	7165298.825569	480252.152196	104.42	RKDC04-260FD
1122	7165275.832952	480270.802914	110.49	RKRC04-45FD
1123	7165281.358778	480286.343643	111.29	RKDC04-261FD
1124	7165216.405309	480258.848256	110.53	RKDC04-262??
1125	7165235.136685	480307.041972	118.95	RKRC04-46FD
1126	7165278.145214	480328.325679	121.99	RKDC04-265FD
1127	7165293.627609	480330.544755	122.18	RKRC04-48FD
1128	7165303.729517	480358.435529	127.86	RKDC04-264FD
1129	7165351.432686	480365.914193	128.30	RKDC04-268FD
1130	7165367.492105	480370.980961	129.98	RKDC04-267FD
1131	7165385.858701	480395.604379	133.97	RKDC04-269FD
1132	7165362.749272	480414.794799	137.36	RKDC04-270FD
1133	7165374.388596	480443.803309	141.76	RKDC04-271FD
1134	7165321.829711	480448.281432	143.83	RKDC04-281FD
1135	7165361.044935	480513.963466	153.01	RKDC04-280FD
1136	7165391.549068	480330.883063	123.12	RKDC04-272FD
1137	7165327.776951	480304.619236	115.54	RKDC04-263FD
1138	7165331.008539	480225.247627	100.71	RKDC04-258FD
1139	7165366.228994	480215.344070	101.75	RKDC04-259FD
1140	7165497.940107	480297.961582	115.99	RKRC04-42FD
1141	7165560.466383	480307.587971	115.75	RKDC04-231FD
1142	7165557.346991	480305.596877	115.59	RKRC04-28FD
1143	7165511.093956	480267.365695	111.26	RKDC04-232FD
1144	7165513.789075	480267.490102	111.37	RKRC04-27FD
1145	7165514.571043	480181.666344	95.536	RKDC04-233FD
1146	7165514.427269	480184.973194	95.645	RKRC04-26FD
1147	7165604.695183	480406.092127	126.83	RKDC04-275FD
1148	7165639.375176	480376.400125	121.90	RKDC04-274FD
1149	7165479.662508	480030.406052	73.350	RKRC04-25FD
1150	7165478.849706	480026.929616	73.382	RKDC04-241FD

A - 3   R O C K   C R E E K   S A M P L I N G   A N D   A S S A Y   M E T H O D S

Rock Creek Project Sampling and Assay Methods

Compiled by:

Stan Dodd
3732 Magrath Road	Phone: (360) 647-1375
Bellingham, WA 98226	E-mail: stan.dodd@novagold.net

Updated by:

John Odden
Alaska Gold Company
Nome, AK 99762

The various sample prep and assaying techniques used at Rock Creek are outlined below by campaign. Attached is a table summarizing the information.

MSA = metallic screen assay

1987 Placer Dome
In 1987 rotary drill samples and half-core samples were assayed with a multi- element geochem package at Bondar Clegg, using 10 gram aliquots for Au analyses. Samples returning over 1 g/t Au were re-assayed by MSA on nominal 300 gram aliquots.

1988 Placer Dome
In 1988 Placer Dome Technical Centre performed the lab work, doing 1 assay ton analyses followed by MSA on samples returning greater than 0.03 oz/t on both half-core and RC samples.

1989 Placer Dome
Bondar Clegg again did the labwork, doing 1 assay ton analyses on RC samples. MSA were done only on the 32 sampled blast holes.

1990 Tenneco
?? Do not know what they did. 1 hole drilled, low grade.

1992 Newmont
Whole core samples were shipped to Anchorage and dry crushed to –10 mesh, split in two, one split pulverized to –28 mesh and then 1/8 of that split off and shipped to Vancouver where it was pulverized and screened @ -150 mesh. MSA were done on all samples. A 30-gram aliquot of the minus 150 mesh fraction was fire assayed, the entire plus 150 mesh fraction was fire assayed, and a total gold content of the sample calculated. Multiple additional (two) 30-gram aliquot assays of the minus 150 fraction were performed as a check and the values used in the calculation of the gold concentration in the sample. The same prep and assaying techniques were applied to the

RC samples except the initial crush to –10 mesh was done at a portable prep facility in Nome then sent to Anchorage.

Newmont had Chemex re-assay, using MSA technique, thirteen multi-sample intervals of PDX core from holes RC-8-032, RC-8-037, and RC-8-038? Newmont’s report does not state whether the material used for re-assay is the coarse reject of the original PDX sample, or if it is quarter-core (or half-core).

1994-1996 Kennecott
RC and whole core samples were crushed to 60% -10mesh. A 1250-gram split of that was pulverized to –60 mesh. A 300-gram split of that was pulverized and screened to 100% -150 mesh. A 30g fire assay fusion with AA finish and detection limit of 0.001 opt Au. For every set of 40 samples; 2 standards, 1 duplicate, and 1 blank were analyzed, these were controls inserted by Chemex. Some Kennecott standards (D, E, or F) were included. Mineralized intercepts were re-assayed using the same 30 gram assay technique (from a new 1250 gram split or the previously-used 300-gram or is not known).

1999-2000 NovaGold
RC samples were shipped to Bondar-Clegg’s prep lab in Fairbanks. Samples were dried, then crushed to 75% passing 2mm (10 mesh), following which a 250 gram split was pulverized to 95% passing 106 microns (-150 mesh). Bondar-Clegg in Vancouver performed 50-gram fire assays with gravity finish and an 8 or 35-element ICPAES trace element analyses package using HCL:HNO3 (3:1) digestion. In 1999 intervals over 1 g/t Au, and some surrounding lower-grade intervals (0.5 to 1 g/t Au), were re-assayed by MSA technique. A total of 173 samples intervals were re-assayed. “Intervals” contain multiple original samples. Each contained original sample in an “interval” was reassayed.

2002 NovaGold
Both trench and whole core samples were shipped to the Chemex prep facility in Fairbanks. After drying, the entire sample was crushed to 70% -10 (~2mm) mesh. A nominal 1 kg split of that was pulverized to 85% -200 mesh (75 microns). A nominal 200-gram portion of that split was shipped to Chemex in Vancouver for 50 gram fire assay with AA finish and a 35-element ICPAES trace element analyses using aqua-regia digestion. MSA were done on 69 samples from core holes RKDC03-101 and RKDC03-107 and from trenches RKT-101 and RKT-104.

2003 NovaGold (Spring)
Whole core samples were shipped to the Chemex prep facility in Fairbanks. After drying, the entire sample was crushed to 80% -10 (~2mm) mesh. A nominal 1 kg split of that was pulverized to 85% -200 mesh (75 microns) and shipped to Chemex in Vancouver for 50 gram fire assay with AA finish and a 35-element ICPAES trace element analyses using aqua-regia digestion. Three QAQC samples per 20 sample batch.

2003 NovaGold (Summer)

Whole core samples, with the exception of 5 holes of 1/2 core, were shipped to the Chemex prep facility in Fairbanks. After drying, the entire sample was crushed to 90% -10 (~2mm) mesh. A nominal 4 kg split of that was pulverized to 85% -200 mesh (75 microns) and shipped to Chemex in Vancouver for MSA and a 35-element ICPAES trace element analyses using aqua-regia digestion. Three QAQC samples per 20 sample batch.

2004 Alaska Gold Company (NovaGold)
Whole core samples, were shipped to the Chemex prep facility in Fairbanks. After drying, the entire sample was crushed to 90% -10 (~2mm) mesh. A nominal 4 kg split of that was pulverized to 85% -200 mesh (75 microns) and shipped to Chemex in Vancouver for MSA and a 35-element ICPAES trace element analyses using aqua-regia digestion. Three QAQC samples per 20 sample batch.

Additional QAQC included 4 kgs of coarse reject taken from 84 samples. The samples were shipped to SGS Lakefield Research Laboratory in Lakefield Ontario. The entire sample was pulverized to 95% passing -150 mesh (106 microns). The entire sample was screened at 150 mesh. The oversize fraction was assayed to extinction by Pb fusion FA. Two-30 gram riffle splits of undersize were assayed using Pb fusion FA.

Campaign	Lab	Samples	Initial Crush	Pulp Size and Crush	Initial Assay	Secondary Assay
1987 Placer Dome	Bondar Clegg	½ core RC	??	??	10 gm FA	MSA on 300 gm aliquot on samples >1 g/t by initial assay
1988 Placer Dome	Placer Dome Technical Centre	½ core RC	??	??	1 assay ton FA	MSA on 300 gm aliquot on samples >0.03 opt by initial assay
1989 Placer Dome	Bondar Clegg	No core RC	??	??	1 assay ton FA	None
1990 Tenneco	??	½ core	??	??	??	None
1992 Newmont	Chemex	Whole core RC	-10 mesh (% passing ?)	½ split crushed to –28 mesh. 1/8 split of –28 mesh assayed	MSA on all samples
1994-1996 Kennecott	Chemex	Whole core RC	60% -10 mesh	1250 g split crushed to 100% -60 mesh. 300 g split of above crushed to 100% -150 mesh for assay	30 gm FA	Duplicate assays done on “mineralized” intervals using the same techniques on a new 1250 g split
1999 Novagold	Bondar Clegg	No core RC	75% -10 mesh	250 g split crushed to 95% -150 mesh	50 gm FA	MSA on samples ~>1g/t by initial assay. (173 samples)
2000 Novagold	Bondar Clegg	No core RC	75% -10 mesh	250 g split crushed to 95% -150 mesh	50 gm FA	None
2002 Novagold	Chemex	Whole core	70% -10 mesh	1 kg split crushed to 85% -200 mesh	50 gm FA	MSA on select intervals (69 total samples)
2003 Novagold (Spring)	Chemex	Whole core	80% -10 mesh	1 kg split crushed to 85% -200 mesh	50 gm FA	None
2003 Novagold (Summer)	Chemex	Whole core and ½ core	90% -10 mesh	4 kg split crushed to 90% -200 mesh	MSA on all samples

Sample Material Availability

Campaign	Samples	Availability
1987 Placer Dome	½ core	Select sections reassayed by Newmont. Remainder stored in Nome at Satellite Field.
1988 Placer Dome	½ core	Select sections reassayed by Newmont. Remainder stored in Nome at Satellite Field.
1989 Placer Dome		Nothing available
1990 Tenneco	½ core	Stored in Nome
1992 Newmont		Nothing available
1994-1996 Kennecott		Nothing Available
1999 Novagold	RC Samples	Duplicate samples reportedly taken during drilling and stored in Nome at Alaska Gold warehouse.
2000 Novagold	RC Samples	Duplicate samples reportedly taken during drilling and stored in Nome at Alaska Gold warehouse.
2002 Novagold	Coarse Reject (core program)	Stored in Fairbanks at Taiga Ventures warehouse. Some select intervals sent for metallurgical testing. Some pulps may be available.
2003 Novagold (Spring)	Coarse Reject (core program)	Stored in Fairbanks at Taiga Ventures warehouse. Some select intervals sent for metallurgical testing. Some pulps may be available.
2003 Novagold (Summer)	Coarse Reject (core program)	Samples prepped at Chemex facilities in Fairbanks, Elko and Vancouver. Majority of rejects currently stored in Fairbanks at Taiga Ventures warehouse. Remainder to be shipped to Fairbanks. Some pulps may be available.

A - 4   D A T A   R E V I E W   R E P O R T

Alaska Gold Corporation

Rock Creek Project, Alaska

Data Review Report

Prepared for:
AGC
by:
Steven Blower, P.Geo

July 2003
131660

amec

IMPORTANT NOTICE

This report was prepared exclusively for Alaska Gold Corporation (AGC) by AMEC E&C Services Limited (AMEC). The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in AMEC’s services and based on: i) information available at the time of preparation, ii) data supplied by outside sources and iii) the assumptions, conditions and qualifications set forth in this report. This report is intended to be used by AGC only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this report by any third party is at that party’s sole risk.

ALASKA GOLD CORPORATION

R O C K   C R E E K   G O L D   P R O J E C T
D A T A   R E V I E W   R E P O R T

C O N T E N T S

1.0	SUMMARY			1-1

2.0	INTRODUCTION			2-1

3.0	SITE VISIT			3-1
	3.1	Diamond Drilling Operations		3-1
	3.2	Geology		3-1

4.0	DRILL HOLE DATABASE			4-1
	4.1	Drilling Methods and Equipment		4-1
	4.2	Sampling Methods		4-2
	4.3	Sample Preparation		4-3
	4.4	Analytical Methods and QA/QC		4-4

5.0	DATA ASSESSMENT			5-1
	5.1	Analytical Database Check		5-1
	5.2	Decay and Cyclicity in the RC Drilling Campaigns		5-2
		5.2.1	Decay	5-2
		5.2.2	Cyclicity	5-5
	5.3	Drill hole Twins		5-10
	5.4	Confidence Scores		5-11

6.0	CONCLUSIONS AND RECOMMENDATIONS			6-1
	6.1	Conclusions		6-1
	6.2	Recommendations		6-2

7.0	REFERENCES			7-1

T A B L E S

Table 4-1:	Drilling Campaigns at Rock Creek	4-1
Table 4-2:	Sampling Methods	4-2
Table 4-3:	Sample Preparation Methods	4-3
Table 5-1:	Analytical Database Check Results	5-1
Table 5-2:	Placer Dome 1987 RC Campaign Decay Profiles	5-2
Table 5-3:	Placer Dome 1988 RC Campaign Decay Profiles	5-3
Table 5-4:	Placer Dome 1989 RC Campaign Decay Profiles	5-3
Table 5-5:	Kennecott 1994 RC Campaign Decay Profiles	5-4
Table 5-6:	AGC 1999 RC Campaign Decay Profiles	5-4
Table 5-7:	AGC 2000 RC Campaign Decay Profiles	5-5
Table 5-8:	Twin Drillhole Results	5-10
Table 5-9:	Confidence Scoring Results	5-11

Project No.: 131660	TOC i
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ALASKA GOLD CORPORATION

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F I G U R E S

Figure 3-1:	Location Map (St. George, 2000)	3-2
Figure 5-1:	Cyclicity in the Placer Dome 1987 Campaign	5-6
Figure 5-2:	Cyclicity in the Placer Dome 1988 Campaign	5-7
Figure 5-3	Cyclicity in the Placer Dome 1989 Campaign	5-8
Figure 5-4:	Cyclicity in the Kennecott 1994 Campaign	5-8
Figure 5-5:	Cyclicity in the AGC 1999 Campaign	5-9
Figure 5-6:	Cyclicity in the AGC 2000 Campaign	5-9

A P P E N D I C E S

A	Photos
B	Decay Analysis Output Files
C	Twin Cross-sections
D	Data Quality Scores

Project No.: 131660	TOC ii
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ALASKA GOLD CORPORATION

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1.0	SUMMARY

AMEC has reviewed the data and data collection methods/procedures for the Rock Creek gold project in Alaska. The study included a site visit conducted during the Spring 2003 diamond drilling program at Rock Creek. During the site visit, AMEC reviewed the drilling operations, geology, archived drill core, and quality control procedures. AMEC also conducted an error rate check on the assay database while on-site. After the site visit, AMEC conducted further assessments of the data including a review of previous drilling, sampling, sample preparation, and analytical methods. As well, the assay results from the reverse circulation drilling programs were subjected to cyclicity and decay examinations. Finally, a scoring system was developed to summarize the quality of all of the data collection procedures and rank the various drilling campaigns, resulting in a recommendation to twin 10% of the holes from several campaigns due to a lack of confidence in the results.

The drilling and core handling procedures were consistent with standard industry practices, although a recommendation was made to discontinue the use of used core boxes for the transport of core due to concerns about sample contamination. AGC’s whole core sampling procedures are supported by AMEC, however it is recommended that 10% of the holes be half core sampled with a diamond saw so that a permanent record of the geology at Rock Creek can be archived.

The current geological model consists of structurally controlled gold mineralization in two distinct structural (1) sheeted tension veins, and (2) the Albion shear. The two structural domains are mineralogically and metallurgically distinct. Highly deformed schistose sediments belonging to the early Paleozoic Nome Group, host the gold mineralization. Gold occurs as unevenly distributed and commonly coarse particles within quartz veins and stringers in both of the structural domains. In AMEC’s opinion, the geological controls on the gold mineralization at Rock Creek are well understood.

Approximately one half of the drill holes in the database are reverse circulation (RC) and half are diamond core holes. One conventional rotary hole is in the database. AMEC recommends the use of large diameter diamond drilling (HQ or larger) in future campaigns due to the more detailed and reliable geological information that is available from drill core.

Detailed information on the sampling methods is generally lacking. Thirty-seven of the 56 core holes were half core sampled, and the remainder were whole core sampled. Due to the uneven distribution of the coarse grained gold mineralization AMEC supports the practice of whole core sampling at Rock Creek.

Project No.: 131660	Page 1-1
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As with the sampling methodology, information on sample preparation and analytical methods is generally lacking. Due to the coarse gold at Rock Creek, AMEC has the most confidence in sample preparation protocols that have involved pulverizing at least one kilogram of sample material to –150 mesh. As well, metallic screen assay results will be more precise and accurate than other methods. The wet geochem methods employed during some of the Placer campaigns are expected to be the least accurate of the techniques used at Rock Creek. Five percent of the assay records in the AGC database were checked against the original assay certificates (or copies thereof). A total of six errors were found in 482 records, which equates to an error rate of 1.2% . In AMEC’s opinion, error rates over 1% are not acceptable for resource modelling.

Decay analysis indicates that down-hole contamination is likely to have occurred in several holes in the Placer 1987 RC drilling campaign. As well, one interval in the Kennecott 1994 campaign and two intervals in the NovaGold 2000 campaign may have been contaminated. A cyclicity analysis has demonstrated that one hole in the Placer 1987 campaign, two holes in the Placer 1988 campaign, one hole in the Placer 1999 campaign, and one hole in each of the AGC 1999 and 2000 campaigns contain cyclicity runs that indicate possible contamination.

Previous twin drilling demonstrates that comparisons of grades between drillholes that are within 5 m. of each other are difficult due to the variability of the grades. The difference in average grades is greater than 25% for five of six twin pairs.

A scoring system based on confidence levels for all aspects of the geological data gathering process has been applied to the drillholes at Rock Creek. The campaign with the highest score is the NovaGold 2002 diamond drilling campaign, due largely to the combination of drilling method (HQ core), sample preparation protocols (1 kg pulps), and the comprehensive program of quality control employed. The Placer Dome RC and conventional rotary holes had the lowest scores due to a combination of their drilling methods/bit types (RC-tricone), lack of sample preparation information, and less than ideal analytical methods (geochem Au). AMEC lacks confidence in the campaigns that scored less than 110 points and recommends twinning 10% of the holes from each campaign to further assess the quality of the data collected. The campaigns that need to be twinned are the Placer 1987 RC, core and conventional rotary programs, the Placer 1988 RC, Placer 1989 RC, AGC 1999 and 2000 RC, and the Kennecott 1994 programs.

AMEC recommends that AGC address the list of recommendations listed in this report in order to ensure that the project’s data will be of sufficient quality to support a future feasibility effort.

Project No.: 131660	Page 1-2
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2.0	INTRODUCTION

AMEC was commissioned by Alaska Gold Corporation (AGC) to help: (1) assess the quality of the Rock Creek gold project database currently being used for scoping level studies, and (2) make recommendations on work required to advance Rock Creek to a feasibility study level. AMEC’s participation in the project was concurrent with a resource modelling effort by AGC, and therefore AMEC’s conclusions and recommendations were not incorporated into the May 2003 scoping study model.

Project No.: 131660	Page 2-1
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3.0	SITE VISIT

AMEC’s representative, Steve Blower, visited the project site, 7 km north of Nome Alaska (Figure 3-1) on 22 to 23 April 2003. Work completed during the site visit included a review of diamond drilling operations, geology, archived drill core, quality control procedures, and an error rate check on the assay database. The latter was completed in the AGC office in Nome.

3.1	Diamond Drilling Operations

Two drill rigs were operating during the site visit (Plate 1 in Appendix A), with each drilling HQ sized core. The drilling and core handling procedures observed were generally according to industry standard practices, with the exception of the use of used core boxes. Used core boxes were observed to contain residual mud and rock fragments from the previous hole (Plate 2), despite attempts to wash them out. Given the propensity of gold mineralization to occur along fractures and fault zones, there is good potential for gold from previous drill holes to contaminate samples stored in used boxes. AMEC strongly recommends that the practice of re-using core boxes be discontinued.

AGC is currently conducting whole core sampling in an effort to reduce the effects of coarse grained gold mineralization on sample reproducibility. While AMEC concurs that large samples will help to mitigate this problem, AMEC recommends that at least 10% of the drill holes be half-core sampled, so that representative samples of the geology can be archived for future testing, analysis and validation exercises.

3.2	Geology

The geological interpretation of mineralization at Rock Creek was reviewed (Plate 3). Gold is present in two different sets of quartz veins that are hosted by quartz muscovite schists of the Cambrian to Devonian Nome Group. Highly deformed and metamorphosed shales, siltstones, sandstones, marls, and limestones, deposited in a shallow water continental platform, dominate the Nome Group (St. George, 2000).

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ALASKA GOLD CORPORATION

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Figure 3-1: Location Map (St. George, 2000)

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D A T A   R E V I E W   R E P O R T

The two sets of quartz veins (Albion shear veins and Sheeted tension veins) are distinct structurally, texturally, and mineralogically. Veins of the Albion zone are commonly 10 cm to 1 m thick, shear hosted, brecciated, and commonly contain fine-grained to aphanitic grey-blue coloured quartz (Plate 4). In contrast, the tension veins are almost always less than 10 cm thick, occur in en echelon sheeted zones, and are white in colour with common arsenopyrite selvages. Tension veins (Plate 5) crosscut the foliation at a high angle, but are interpreted to be oriented parallel to the Albion veins. The foliation adjacent to the Albion veins is thought to have been “dragged” into parallelism by the hosting shear.

The presence of tension veins oriented parallel to the shear veins is difficult to explain. Compressional stress that resulted in the development of the Albion shear zone should not have been conducive to tension vein propagation in orientations parallel to the shear. Nonetheless, AMEC’s observations from trench maps, underground geological maps, and trench photos all support AGC’s interpretation of the vein orientations.

Gold mineralization in the tension veins is commonly coarse, nuggety, and visible. Prior studies have demonstrated that gold assays from this type of mineralization are difficult to reproduce due to the large size of the gold particles. The problem is less significant in the Albion shear due to smaller gold grain particles resulting in a more even distribution.

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4.0	DRILL HOLE DATABASE

The drill hole database is comprised of numerous campaigns by several different companies utilizing different drilling and sampling methods. Data is currently stored in MineSight software, and in numerous spreadsheets. Table 4-1 summarizes (by campaign) the drill holes in the database currently being used for resource modelling.

Table 4-1: Drilling Campaigns at Rock Creek

Company	Year	Type	Hole Series	No. of Holes	Metres

Placer Dome	1987	DDH	RC-7 001-024	22	1,939.4
	1987	RC	RR-7 001-017	16	905.1
	1987	Rotary	RM-7-019	1	21.3
	1988	DDH	RC-8 025-038	14	1,386.1
	1988	RC	RR-8 018-090	56	3,496.2
	1989	RC	RR-9 091-100	10	545.8
Tenneco	1990	DDH	DDH90-1	1	245.8
Newmont	1992	DDH	RC92 001,005	2	214.0
		DDH	AC92-005	1	91.4
Kennecott	1994	Core	RCC-4 01-11	11	1,265.9
	1994	RC	RCR-4 02-25	14	951.2
	1995	Core	RCC-5 12-31	18	2,282.6
AGC/NovaGold	1999	RC	RMR 1-6	6	437.4
	2000	RC	RR-0 1-39	30	2,448.6
	2002	DDH	RKDC02 101-116	16	1,182.0

Total				218	17,412.8

4.1	Drilling Methods and Equipment

One half (8,607 m) of the drilling has been completed with core methods. Almost all of the rest (8,784 m) consists of reverse circulation (RC) drilling. One drill hole in the database was completed with conventional rotary equipment (RM-7-019).

The diamond drill holes were all HQ diameter or larger, with the exception of one hole drilled by Kennecott in 1995 (RCC-5-30). In AMEC’s opinion, the use of HQ sized equipment for almost all of the core drilling is commendable. The large core size will help to mitigate the effects of the coarse gold on assay reproducibility.

The RC drilling campaigns are plagued by a lack of information regarding bit diameters and bit types. The 1987 and 1988 Placer Dome RC program was reported to have utilized an underpowered rig operated by inexperienced operators, leading to concerns about the quality of the samples collected (Giermyski, 2003). Kennecott employed a down-hole hammer during their RC campaign in 1994. The only other information

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available is from the 1999 and 2000 programs. A 5.5 inch down-hole hammer and/or tricone bit was utilized during these years.

4.2	Sampling Methods

Sampling during the diamond drilling campaigns was a mixture of half core and whole core sampling. Of the 56 core holes completed on the property, 37 were half core sampled (all of the Placer Dome drill holes and the only Tenneco drill hole). The rest were whole core sampled. Placer Dome mechanically split the core longitudinally. Sample lengths were 2 m during the AGC campaign, 5 ft during the Kennecott campaign, and variable for the others. Some of Placer’s core is archived in an organized fashion in sealed metal containers in Nome. AMEC supports the use of whole core sampling at Rock Creek, but recommends that at least 10% of the drillholes be half-core sampled with a diamond saw to ensure that a permanent archive is available for further testing, study and validation exercises.

Very little information is available on the sampling methods employed during the RC programs. In 1999 and 2000, AGC split dry samples 60/40 within a cyclone, with 40% being sent to the lab. In 1987-99, Placer Dome obtained their RC samples with a wet splitter beneath a cyclone. Table 4-2 summarizes the sampling methods of each campaign.

Table 4-2: Sampling Methods

Hole Series	Company	Year	Sampling Method	Number of Holes

RR-7-001 to 017	PDX	1987	Wet split beneath cyclone	16
RM-7-019	PDX	1987	Unknown	1
RC-7-001 to 024	PDX	1987	Half core	22
RR-8-018 to 090	PDX	1988	Wet split beneath cyclone	56
RC-8-025 to 038	PDX	1988	Half core	14
RR-9-091 to 100	PDX	1989	Wet split beneath cyclone	10
DDH90-1	Tenneco	1990	Half core	1
RC92-001 to 002	Newmont	1992	Whole core	2
AC92-005	Newmont	1992	Whole core	1
RCC-4-01 to 11	Kennecott	1994	Whole core 5 ft samples	11
RCR-4-02 to 25	Kennecott	1994	Unknown	14
RCC-5-12 to 31	Kennecott	1995	Whole core 5 ft samples	18
RMR-1 to 6	AGC	1999	Dry split in cyclone	6
RR-0-1 to 39	AGC	2000	Dry split in cyclone	30
RKDC02-101 to 116	AGC	2002	Whole core 2 m samples	16

Total				218

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4.3	Sample Preparation

Due to the large size and uneven distribution of the gold grains in the tension vein mineralization, sample preparation is a critical aspect of the exploration and definition drilling programs at Rock Creek. Large samples and sub-samples are required at every step of the sample preparation process. The sample preparation methods employed in each drill campaign are listed in Table 4-3.

The sample preparation procedures employed by Placer Dome are unknown. In 1999 and 2000, AGC pulverized a 250 g subsample before analysis. Pulp sizes were considerably larger for the other campaigns and ranged between 1 kg to 1.25 kg.

In AMEC’s opinion, at least one kilogram of crushed sample material should be pulverized to 95% passing –150 mesh. Pulverized subsamples that are less than one kilogram will almost certainly be too small, given the uneven distribution of the gold at Rock Creek. It is also possible that a 1 kg pulp sub-sample is too small. AMEC recommends that AGC complete a full-scale heterogeneity test and develop a sample nomogram to determine the optimum subsample sizes at each stage of the sample preparation process.

Table 4-3: Sample Preparation Methods

Hole Series	Company	Sample Preparation	Number of Holes

		Crush 11-15 kg to -10, pulv 1/2 to -28, pulv and
RC92-001 to 002	Newmont	screen 1/8 to +/- 150 mesh.	2
		Crush 11-15 kg to -10, pulv 1/2 to -28, pulv and
AC92-005	Newmont	screen 1/8 to +/- 150 mesh.	1
DDH90-1	Tenneco	Unknown	1
RR-7-001 to 017	PDX	Unknown	16
RR-8-018 to 090	PDX	Unknown	56
RR-9-091 to 100	PDX	Unknown	10
RM-7-019	PDX	Unknown	1
RC-7-001 to 024	PDX	Unknown	22
RC-8-025 to 038	PDX	Unknown	14
RMR-1 to 6	AGC	Crush to 75% 10 mesh, pulv 250 g to 95% -150	6
RR-0-1 to 39	AGC	Crush to 75% 10 mesh, pulv 250 g to 95% -150	30
RKDC02-101 to 116	AGC	All crushed to 90% -10, 1,000 g pulp	16
		All crush to >60% -10, 1,250 g pulv to -60, 300 g
RCC-4-01 to 11	Kennecott	pulv and screened to 100% -150 mesh.	11
		All crush to >60% -10, 1,250 g pulv to -60, 300 g
RCC-5-12 to 31	Kennecott	pulv and screened to 100% -150 mesh.	18
		All crush to >60% -10, 1250 g pulv to -60, 300 g
RCR-4-02 to 25	Kennecott	pulv and screened to 100% -150 mesh.	14
Total			218

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4.4	Analytical Methods and QA/QC

Several analytical methods have been applied to samples from Rock Creek. AMEC is concerned about the results from Placer’s “wet geochem” analyses. AMEC assumes that the process involved an aqua regia digestion, which is not standard practice for gold assay. The accepted method is fire assay.

Aqua regia digestions are used in gold exploration because they are useful for detecting gold anomalies. However, their adequacy for accurately determining gold grade is questionable, and can depend upon the removal of various interferences. Both overestimations and underestimations of gold grade are possible with aqua regia digestions, depending upon the mineral matrix, what is done in the assay protocol to remove deleterious elements (e.g. solvent extraction step), and instrumentation (e.g. deuterium lamp background correction in atomic absorption). Aqua regia gold assays should not be accepted for gold resource estimations without clear support from gold fire assays, such as 5% check assays by gold fire assay, covering all important rock types and levels of mineralization, that verify that the aqua regia assays have good agreement with fire assay results over the range of grades in the deposit.

Due to the coarse nature of the gold particles, AMEC considers Metallic Screen Assays (MSAs) to be optimal. AMEC recommends that AGC complete MSAs on all samples within mineralized intervals, as opposed to completing MSAs only on samples above a threshold grade determined by standard Fire Assay.

AGC instituted a comprehensive program of quality assurance-quality control (QA/QC) for their 2002 diamond drilling campaign. Their protocols include the insertion of blind standards, blanks, and duplicates at a rate of one of each per group of 20 samples. Prior to this program, there was essentially no quality control data collected for any of the other analyses completed at Rock Creek. Kennecott did submit a very small number of blanks (4 blanks per 1,359 samples), and standards (11 standards per 1,359 samples) with their samples, but the number is too small to be used to quantify the accuracy or precision of the data. To validate those portions of the database that are not supported by QA/QC, AMEC recommends that AGC re-assay 5% of the coarse reject material from each campaign, if available, with sufficiently inserted standard reference materials. If there is no coarse reject material available for re- assay, then AMEC recommends attempting to twin 10% of the holes from those campaigns. If the results of the quality assured re-assays are comparable to the original results, then AGC can place some confidence in the original results. However, given the results of the six previously twinned holes discussed in Section 5.3, the results of future twin comparisons may be inconclusive.

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5.0	DATA ASSESSMENT

Four exercises were completed to assess the quality of the data at Rock Creek: (1) a 5% check of the analytical database against the original certificates was completed, (2) decay and cyclicity were checked in the RC analytical results, (3) twinned hole results were compared, and (4) the quality of the data associated with each campaign was ranked with a scoring system.

5.1	Analytical Database Check

The analytical results from 11 drill holes, representing 5% of the drill hole database were checked against the original assay certificates. A list of holes checked, along with a summary of the results are presented in Table 5-1. The records that were checked were selected at random from the main drilling campaigns at Rock Creek.

A total of six errors were uncovered in a total of 482 records that were checked. The errors are listed in Table 5-1. The error rate is therefore 6/482 or 1.2%. As a rule of thumb, AMEC considers an error rate of less than 1% to be acceptable for resource modelling purposes. Because the Rock Creek error rate is greater than 1%, AMEC recommends that AGC complete a 100% check of the analytical database against the original certificates.

Table 5-1: Analytical Database Check Results

						Error
Company	Hole	# Samples	# Errors	From	To	Length	Assay

Kennecott	RCC-4-10	26	2	53.34	56.39	3.05	-1
3/43 Checked	RCC-4-10	-	-	73.15	74.68	1.53	0.034
(7%)	RCC-5-19	81	-	-	-	-	-
	Kenn Samples	107	-	-	-	-	-
	Kenn Errors	2	-	-	-	-	-
	Kenn Error Rate	1.9%	-	-	-	-	-

Newmont	RC92-002	33	1	74.68	103.63	28.95	-1
1/3 Checked		-	-	-	-	-	-
(33%)	Newmont Samples	33	-	-	-	-	-
	Newmont Errors	1	-	-	-	-	-
	Newmont Rate	3.0%	-	-	-	-	-

Placer	RC-7-009	60	-	-	-	-	-
3/114 Checked	RC-8-029	14	-	-	-	-	-
(3%)	RR-7-006	40	-	-	-	-	-
	Placer Samples	114	-	-	-	-	-
	Placer Errors	-	-	-	-	-	-
	Placer Rate	0.0%

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						Error
Company	Hole	# Samples	# Errors	From	To	Length	Assay

AGC	RMR-3	40	2	42.67	44.2	1.53	10
Checked 4/52	RMR-3	-	-	53.34	54.86	1.52	10
(8%)	RR-0-08	76	-	-	-	-	-
	RR-0-23	67	-	-	-	-	-
	RR-0-32	45	1	10.7	12.2	0	0.005

	AGC Samples	228	-	-	-	-	-
	AGC Errors	3	-	-	-	-	-
	AGC Rate	1.3%	-	-	-	-	-

Total	Holes Checked	11 (5%)
	Samples Checked	482
	Errors	6 (1.2%)

5.2	Decay and Cyclicity in the RC Drilling Campaigns

5.2.1	Decay

RC drill holes can sometimes exhibit asymmetric-downward grade profiles around peak grades. This can be caused by contamination in the drill hole due to improper sampling or sample handling procedures, or because of high-grade material in the wall of the hole being eroded and collecting at the bit face. Tables 5-2 to 5-5 display the average grades on either side of the peaks for the various drilling campaigns. Negative sample positions with respect to peak grades are in the up-hole direction, and positive sample positions are in the down-hole direction. Potentially contaminated intervals are listed in the decay analysis output files in Appendix B.

Table 5-2: Placer Dome 1987 RC Campaign Decay Profiles

Position wrt Peak	Peak Grade	Peak Grade	Peak Grade
(sample positions)	>5 g/t	>10 g/t	>15 g/t

-5	0.811	0.440	0.468
-4	0.780	0.409	0.372
-3	2.922	6.199	10.814
-2	1.455	0.876	0.808
-1	2.812	3.953	1.576
0	11.569	19.360	25.014
1	3.840	4.926	4.040
2	4.421	5.664	4.840
3	4.753	3.658	5.556
4	2.606	1.456	1.448
5	2.024	1.288	0.494

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In Table 5-2, a strong asymmetric downward profile at all three threshold grades is evident in the Placer 1987 data. Therefore, there is a strong possibility that down-hole contamination has contributed to the gold content of the samples collected in this campaign. The decay program output files in Appendix B demonstrate that the problem is observed in many holes. In AMEC’s opinion, the results of the 1987 Placer Dome RC drilling campaign should not be used for resource modelling exercises.

Table 5-3: Placer Dome 1988 RC Campaign Decay Profiles

Position wrt Peak	Peak Grade	Peak Grade	Peak Grade
(sample positions)	>5 g/t	>10 g/t	>15 g/t

-5	0.639	0.561	0.307
-4	1.805	2.733	1.64
-3	0.429	0.207	0.076
-2	0.748	0.863	0.684
-1	2.165	3.503	3.681
0	11.411	18.352	25.593
1	2.916	3.111	4.11
2	1.206	0.977	0.527
3	1.914	2.642	0.571
4	1.495	1.675	2.027
5	3.645	1.093	0.676

Unlike the 1987 Placer Dome campaign, the profiles for the 1988 Placer Dome campaign display only a weak downhole asymmetry and the magnitude of the asymmetry decreases with increased threshold grade. These results indicate that downhole contamination is not a problem with the 1988 data.

Table 5-4: Placer Dome 1989 RC Campaign Decay Profiles

Position wrt Peak	Peak Grade	Peak Grade	Peak Grade
(sample positions)	>5 g/t	>10 g/t	>15 g/t

-5	0.317	n/a	n/a
-4	2.560	n/a	n/a
-3	0.480	n/a	n/a
-2	0.240	n/a	n/a
-1	5.327	n/a	n/a
0	5.340	n/a	n/a
1	0.457	n/a	n/a
2	1.350	n/a	n/a
3	0.923	n/a	n/a
4	1.807	n/a	n/a
5	0.297	n/a	n/a

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The small (10 hole) Placer Dome 1989 dataset is relatively low grade and there are no assays above the 10 g/t threshold. At the 5 g/t threshold, the grade profile is not asymmetric downward and therefore there is no evidence of down-hole contamination in this dataset.

Table 5-5: Kennecott 1994 RC Campaign Decay Profiles

Position wrt Peak	Peak Grade	Peak Grade	Peak Grade
(sample positions)	>5 g/t	>10 g/t	>15 g/t

-5	0.00	0.00	0.00
-4	0.02	0.04	0.00
-3	0.09	0.14	0.07
-2	1.72	3.36	0.20
-1	7.42	14.41	6.51
0	11.09	16.43	22.30
1	9.90	8.31	10.55
2	5.80	6.18	6.06
3	3.72	4.18	6.30
4	2.89	2.52	2.06
5	1.60	2.07	2.98

The summary results for the Kennecott campaign in Table 5-5 clearly indicate a strong downward asymmetry in the grade profiles about peak grades. However, the decay program output file results in Appendix B show that all of the asymmetry is due to one interval (10.5 m to 22.5 m) in hole RCR-4-19. The chip log and geological interpretation for this interval should be examined to determine if there is a geological explanation for the shape of the profile. If there is none, then consideration should be given to removing the trailing samples from the database. Downhole contamination is not suspected in the other holes completed during this drilling program.

Table 5-6: AGC 1999 RC Campaign Decay Profiles

Position wrt Peak	Peak Grade	Peak Grade	Peak Grade
(sample positions)	>5 g/t	>10 g/t	>15 g/t

-5	1.33	0.92	n/a
-4	0.31	0.24	n/a
-3	0.49	0.35	n/a
-2	0.77	0.51	n/a
-1	2.05	0.90	n/a
0	7.10	10.00	n/a
1	2.68	1.11	n/a
2	2.92	0.24	n/a
3	1.42	0.38	n/a
4	2.84	6.29	n/a
5	1.75	2.07	n/a

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The grade profiles for the AGC 1999 RC campaign do not exhibit a large degree of downhole asymmetry about peaks. A small amount of asymmetry is observed at the low-grade (5 g/t) peak, but the effects are much diminished at the 10 g/t threshold. In AMEC’s opinion, the AGC 1999 RC campaign is relatively unaffected by downhole contamination.

Table 5-7: AGC 2000 RC Campaign Decay Profiles

Position wrt Peak	Peak Grade	Peak Grade	Peak Grade
(sample positions)	>5 g/t	>10 g/t	>15 g/t

-5	0.86	1.34	1.64
-4	0.50	0.53	0.42
-3	0.87	1.33	1.59
-2	1.37	1.01	1.04
-1	3.33	2.01	2.14
0	11.72	19.86	26.29
1	4.10	4.81	5.46
2	2.09	2.53	1.49
3	2.15	1.21	1.47
4	1.15	1.54	2.18
5	1.48	0.67	0.73

As with the 1999 AGC campaign, there is a small amount of downhole asymmetry at the 5 g/t threshold, but the effect is somewhat diminished at the two higher thresholds. The drillholes in this campaign are relatively unaffected by downhole contamination. However, from the output files attached in Appendix B, it can be seen that one interval in RR-0-03 (33.4 m to 35.0 m, 26.32 g/t Au) and one interval in RR-0-15 (66.9 m to 68.4 m, 20.79 g/t Au) are centred within strongly asymmetric grade profiles. The logs and geological interpretations for these intervals should be examined to determine if there is a geological explanation for the shape of the profiles. If there is none, then the trailing samples should be removed from the database.

5.2.2	Cyclicity

During the RC drilling process, the hole is usually blown clean with compressed air before a rod change. This can weaken the wall of a hole immediately above the bottom. As the hole is deepened, this material can fall into the hole, resulting in contamination if the material is of sufficient grade. This commonly results in an artificially high grade in the first sample position of succeeding rods – and a saw toothed grade profile over several rods.

The degree of cyclicity in the RC drilling campaigns at Rock Creek can be observed most simply in Figures 5-1 to 5-6. For each of the holes, the rod position (1 = first

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sample position; 2 = second sample position) with the highest grade is listed for every rod. All of the RC campaigns were assumed to have utilized two samples per 10 ft rod. A zero value indicates that none of the assays in the rod were above a threshold value of 0.5 g/t.

At Rock Creek, an interval is deemed to be exhibiting signs of cyclicity if the same sample position contains the highest grade 5 or more times in a row. This is termed a run of 5. Given that the probability of a sample position having the highest grade in a single rod is 0.5, then the probability of that sample position having the highest grade in five consecutive rods is 0.5 5 or 0.031 (3.1%) . Therefore, there is only a 3.1% chance that a run of five will occur and those intervals should be carefully examined to determine if contamination has occurred.

Figure 5-1: Cyclicity in the Placer Dome 1987 Campaign

Hole ID	Sample Position with the Highest Grade in Each Rod
RR-7-001	22121221211121212212
RR-7-002	2221212211212122111
RR-7-003	0102112110120121102
RR-7-004	21220220222110212211
RR-7-005	01121121112002220022
RR-7-006	22121211012110112012
RR-7-007	000000000001
RR-7-009	001000000000112021
RR-7-010	01101221000212100112
RR-7-011	000002002001210101
RR-7-013	02002012102211
RR-7-014	100210200100021211
RR-7-015	00001110222200022011
RR-7-016	22212120202210000112
RR-7-017	2221222222220010201

In Figure 5-1, only one run of 5 or more is observed (RR-7-017). In rods 5 through 12 of hole RR-07-017, the highest grade sample occurs at the 2nd sample position 8 times in a row. As there is only a 0.4% probability that this will occur naturally, the chip logs and geological interpretation of the interval should be examined to determine if there is a geological explanation for the pattern. If there is no apparent geological explanation, the interval should be excluded from the resource modelling database.

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Figure 5-2: Cyclicity in the Placer Dome 1988 Campaign

Hole ID	Sample Position with the Highest Grade in Each Rod

RR-8-018	0020002000201022011
RR-8-019	00020022022221122202
RR-8-020	02210112111
RR-8-021	00000000001
RR-8-022	0001100000102
RR-8-023	0000201112
RR-8-024	10000111100210210012
RR-8-025	0120100120002210002
RR-8-026	21112121002121220001
RR-8-027	221000012022001012
RR-8-028	02121100122222221212
RR-8-029	02000112220012002222
RR-8-031	0000002002200000002
RR-8-032	00021120020000210002
RR-8-034	00200020000101220211
RR-8-035	22210200010001010211
RR-8-036	000220000010021
RR-8-037	00100001001000112121
RR-8-038	000001211010001021
RR-8-039	2000000001121202
RR-8-040	0211120110101012
RR-8-041	020220200110221122
RR-8-042	222012211112112111
RR-8-043	002000012202022102
RR-8-045	02200210010212110001
RR-8-046	222210022110020222
RR-8-047	21212211211110022111
RR-8-048	0102002210112200012
RR-8-050	0000000011
RR-8-054	0000000002000202
RR-8-055	0000000000000000112
RR-8-056	000010210021001
RR-8-057	0000000000022000000002
RR-8-058	0000101220200001012101
RR-8-059	0221011000000120000101
RR-8-060	0000000000100000001
RR-8-061	000000021022111001212
RR-8-062	01100001
RR-8-063	0001110021120212111222
RR-8-064	000000010100002000021
RR-8-065	0110020212120222212
RR-8-072	0210111010201011121121
RR-8-075	021121022120110000021
RR-8-079	000012000000000012212021
RR-8-080	0011210200002000220101111
RR-8-082	000000210100010210100002
RR-8-084	02000200001000000210002
RR-8-086	0021000010211000200021111
RR-8-088	2111000002
RR-8-090	221111102222122011221

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There are two holes with runs of 5 or more in Figure 5-3, RR-8-028 and RR-8-090. In hole RR-8-028, a run of 7 occurs at the second sample position of rods 10 to 16 (27.4 m to 48.6 m). The probability that the highest grade will occur in the same position 7 times in a row is 0.8% . In hole RR-8-090, a run of 5 (3.1% probability) occurs at the first sample position of rods 3 to 7 (6.1 m to 21.3 m). These two intervals display evidence of cyclical contamination and should be removed from the resource modelling database unless a geological explanation for the patterns can be found.

Figure 5-3 Cyclicity in the Placer Dome 1989 Campaign

Hole ID	Sample Position with the Highest Grade in Each Rod

RR-9-091	201121222102001010121
RR-9-092	212001100111112
RR-9-093	212220211001111
RR-9-094	000020102100001
RR-9-095	0222211222021
RR-9-096	200021010100011
RR-9-097	000120110112202
RR-9-098	220000112120002
RR-9-099	2000200212112010002202

In Figure 5-3, evidence of cyclical contamination is present for hole RR-9-092 only. A run of 5 occurs at rods 10 through 14, (27.4 m to 42.6 m), with the highest grade occurring at the first sample position five times in a row. This interval displays evidence of cyclical contamination and should be removed from the resource modelling database unless a geological explanation can be offered.

Figure 5-4: Cyclicity in the Kennecott 1994 Campaign

Hole ID	Sample Position with the Highest Grade in Each Rod

RCR 4-02	0020010000000000022200021
RCR 4-03	00000000000000001
RCR 4-04	00000000000000000000001
RCR 4-13	000100000000000000001
RCR 4-19	00021222120012002121202102
RCR 4-21	100000021001
RCR 4-22	100010021000101
RCR 4-25	22211222020210121002

None of the holes in the Kennecott 1994 campaign have runs that are greater than three. Therefore, there is no evidence of cyclical contamination in this campaign.

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Figure 5-5: Cyclicity in the AGC 1999 Campaign

Hole ID	Sample Position with the Highest Grade in Each Rod

RMR-1	0110220200020000002202
RMR-2	011221100221101
RMR-3	000002010122021012011
RMR-4	000211122222221212111002
RMR-5	0201112122120001120222202222011
RMR-6	0000022000211022021210102

Only one interval in the 1999 AGC campaign shows signs of cyclical contamination. Figure 5-5 shows a run of seven in hole RMR-4. The second sample is the highest grade in seven consecutive rods, corresponding to the interval 21.3 m to 42.6 m. The log and interpretations for this hole should be checked to see if a geological explanation exists. If the pattern is not caused by geology, then the interval should be excluded from resource modelling efforts.

Figure 5-6: Cyclicity in the AGC 2000 Campaign

Hole ID	Sample Position with the Highest Grade in Each Rod

RR-0-01	00000210010001
RR-0-02	01221121222122011001002101
RR-0-03	00200222122112000000212
RR-0-04	000212110101
RR-0-05	002212110012220211022
RR-0-06	00200100222200200211
RR-0-07	00001000000020100020000100100000000000002
RR-0-08	0001012111202102212101111200021120122122
RR-0-09	00221001202001100002111221100021
RR-0-10	0001221200000102020002021
RR-0-12	00020022112
RR-0-15	000221021102000110210212121100002020010100000100001
RR-0-17	000000001110000022121100210011010000020002
RR-0-19	0021001211210121102212200011
RR-0-20	00001000200010221010201
RR-0-23	002102100002001000200000200120102
RR-0-24	00020000200201201021002022202
RR-0-25	0011020010000211220212101
RR-0-26	0012110100222220210202110002021
RR-0-27	00001000000201012101
RR-0-28	000101111101212101
RR-0-31	00112100011000000001010002
RR-0-32	001000212022121012101111
RR-0-35	000021001100021
RR-0-37	0000101000012000000000021
RR-0-38	001021212100200022
RR-0-39	0020101200001

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As with the 1999 AGC campaign, only one interval in the 2000 AGC campaign shows signs of cyclical contamination. Figure 5-6 shows a run of five in hole RR-0-28. The first sample is the highest grade in five consecutive rods, corresponding to the interval 15.2 m to 30.4 m. The log and interpretations for this hole should be checked to see if a geological explanation exists. If the pattern is not caused by geology, then the interval should be excluded from resource modelling efforts.

5.3	Drill hole Twins

There are six sets of twinned drill holes at Rock Creek that are separated by 5 m or less. The twin pairs are listed in Table 5-8 along with their analytical results for comparison. Each of the twin pairs is plotted on a vertical cross-section in Appendix C. Only two of the twins are core-RC comparisons. The rest are core-core or RC-RC twins.

The twin results in Table 5-8 demonstrate that holes drilled very close to each other at Rock Creek can obtain very different results. The twin composite assay result is within 25% of the original result for only one of the six twin pairs. None of the previous twin results can be used to validate drill campaigns. The core-RC pair of RC07-021 and RR-7-002 exemplifies this. The same company drilled the holes in the same year, and the core assay results were 50% lower than the RC assay results over a 29 m hole length. Based on these discrepancies, future validation of RC results with core twins is expected to be difficult at best.

Table 5-8: Twin Drillhole Results

		Separation	Twin	Interval for Comparison	Interval Length	Au	% Difference
Twin Pair	Section	(m)	Type	(m)	(m)	(g/t)	(Twin-Orig)/Orig

RCC-4-11	750N	4	Core-Core	0 to 125.0	125.0	0.48	-2.0
RC-7-016						0.49
RCC-5-20	600N	3.5	Core-Core	1.52 to 84.4	82.9	0.24	-73.0
RC-7-008						0.89
RC-7-021	500N	4	Core-RC	3.05 to 32.0	29.0	2.42	-49.1
RR-7-002						4.75
RCC-4-01	450N	4	Core-RC	0 to 47.5	47.5	0.75	50.0
RCR-4-22						0.50
RMR-06	450N	5	RC-RC	10.7 to 61.0	50.3	1.16	26.1
RC-7-005						0.92
RMR-05	450N	5	RC-RC	3.05 to 97.5	94.5	1.14	48.1
RC-7-002						0.77

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5.4	Confidence Scores

A scoring system was developed to help rate the quality of the data generated by each drilling campaign. A value ranging between 0 and 10 (with 10 being better) was awarded to each drill hole according to the level of confidence to be gained from the procedures utilized in several categories, including sample preparation, analytical methods, etc. One score was awarded for each category. Each category was also assigned a relative importance value between 1 and 5 (with 5 being more important), allowing variable weights to be applied to different categories. The final score for each drill hole was then calculated by summing the products of the category scores multiplied by their respective relative importance values. The final scores for each campaign are meant to be relative, qualitative and subjective. The goal is to better communicate the priorities assigned by AMEC. The results are summarized in Table 5-9 and are listed by drillhole and category in Appendix D. AMEC considers scores greater than or equal to 110 to be acceptable.

Table 5-9: Confidence Scoring Results

Company	Year	Type	Hole Series	Quality Score

PDX	1987	RC	RR-7 001-017	63
PDX	1987	Rotary	RM-7-019	41
PDX	1987	DDH	RC-7 001-024	94
PDX	1988	RC	RR-8 018-090	83
PDX	1988	DDH	RC-8 025-038	114
PDX	1989	RC	RR-9 099-100	63
Tenneco	1990	DDH	DDH90-1	112
Newmont	1992	DDH	RC92 001-005	143
Newmont	1992	DDH	AC92-005	143
Kennecott	1994	Core	RCC-4 01-11	129
Kennecott	1994	RC	RCR-4 02-25	106
Kennecott	1995	Core	RCC-5 12-31	119
NovaGold	1999	RC	RMR 1-6	101
NovaGold	2000	RC	RR-0 1-39	91
NovaGold	2002	DDH	RKDC02 101-116	162

The one rotary drill hole completed by Placer Dome in 1987 received the lowest score at 41 points, followed closely by the 1987 and 1999 Placer Dome RC campaigns. These campaigns scored poorly due to their drilling methods/bit types (RC-tricone), lack of sample preparation information, and less than ideal analytical methods (geochem Au). The highest score went to the NovaGold 2002 diamond drilling campaign, due largely to the combination of drilling method (HQ core), sample preparation protocols (1 kg pulps), and the comprehensive program of quality control employed. AMEC lacks confidence in all of the campaigns that scored less than 110 points. Remedial action in the form of re-assaying or twinning of some of the holes in each of these low-confidence campaigns is recommended.

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6.0	CONCLUSIONS AND RECOMMENDATIONS

6.1	Conclusions

A site visit conducted during the Spring 2003 diamond drilling program at Rock Creek involved a review of drilling operations, geology, archived drill core, quality control procedures, and an error rate check on the assay database.

The drilling and core handling procedures were generally consistent with industry accepted practices, with the exception of the use of used core boxes for the transport of core from the drill rig to the core shack in Nome. AMEC is concerned that the practice could lead to sample contamination.

AGC’s whole core sampling procedures are supported by AMEC, however it is recommended that 10% of the holes be half core sampled with a diamond saw so that a permanent record of the geology at Rock Creek can be archived.

The current geological model consists of structurally controlled gold mineralization in two distinct environments, one tensional (sheeted tension veins) and the other compressional (the Albion shear). The two structural domains are mineralogically and metallurgically distinct. Highly deformed schistose sediments belonging to the early Paleozoic Nome Group host the gold mineralization. Gold occurs as unevenly distributed and commonly coarse particles within quartz veins and stringers in both of the structural domains. In AMEC’s opinion, the geological controls on the gold mineralization at Rock Creek are well understood.

Approximately one half of the drill holes in the database are reverse circulation and half are diamond core holes. One conventional rotary hole is in the database. AMEC recommends the use of diamond drilling in future campaigns due to the more detailed and reliable geological information that is available from drill core.

Detailed information on the sampling methods is generally lacking. Thirty-seven of the 56 core holes were half core sampled, and the remainder were whole core sampled. Due to the uneven distribution of the coarse grained gold mineralization, AMEC supports the practice of whole core sampling at Rock Creek.

As with the sampling methodology, information on sample preparation and analytical methods is generally lacking. Due to the coarse gold at Rock Creek, AMEC has the most confidence in sample preparation protocols that have involved pulverizing at least one kilogram of sample material to –150 mesh. As well, metallic screen assay results will be more precise and accurate than other methods. The wet geochem methods

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employed during some of the Placer campaigns are expected to be the least accurate of the techniques used at Rock Creek.

Five percent of the assay records in the AGC database were checked against the original assay certificates (or copies thereof). A total of six errors were found in 482 records, which equates to an error rate of 1.2%. In AMEC’s opinion, error rates over 1% are not acceptable for resource modelling.

Decay analysis indicates that down-hole contamination is likely to have occurred in several holes in the Placer 1987 RC drilling campaign. As well, one interval in the Kennecott 1994 campaign and two intervals in the NovaGold 2000 campaign may have been contaminated.

A cyclicity analysis has demonstrated that one hole in the Placer 1987 campaign, two holes in the Placer 1988 campaign, one hole in the Placer 1999 campaign, and one hole in each of the AGC 1999 and 2000 campaigns contain cyclicity runs that indicate possible contamination.

Previous twin drilling demonstrates that comparisons of grades between drillholes that are within 5 m of each other is difficult due to the variability of the grades. The difference in average grades is greater than 25% for five of six twin pairs.

A scoring system based on confidence levels for all aspects of the geological data gathering process has been applied to the drillholes at Rock Creek. The campaign with the highest score is the NovaGold 2002 diamond drilling campaign, due largely to the combination of drilling method (HQ core), sample preparation protocols (1 kg pulps), and the comprehensive program of quality control employed. The Placer Dome RC and conventional rotary holes had the lowest due to a combination of their drilling methods/bit types (RC-tricone), lack of sample preparation information, and less than ideal analytical methods (geochem Au). AMEC lacks confidence in the campaigns that scored less than 110 points.

6.2	Recommendations

To raise the data quality to the level needed to support resource estimation and mine planning work to a feasibility level, AMEC recommends that AGC should address the following recommendations:

• Use new core boxes for transporting core from the drill sites to the logging/sampling facilities, and discontinue the practice of re-using old boxes.

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•

Continue the practice of whole core sampling, but also carry out half core sampling on 10% of future drill holes to establish a permanent archive of the geology and mineralization at Rock Creek for future studies and audits.

•	Utilize large diameter (HQ or larger) core drilling for future definition drilling campaigns.

•	Carefully document the sampling, sample preparation, and analytical methods employed during all future drilling campaigns.

•	Pulverize at least 1 kg of sample to –150 mesh before analysis.

•

Conduct a sampling/sample preparation audit and heterogeneity test, resulting in the development of a sample nomogram to ensure that sample and subsample sizes are sufficiently large to mitigate the problems associated with the unevenly distributed coarse gold at Rock Creek.

•

Continue the current QA/QC protocols in use at Rock Creek and monitor the results on a batch-by-batch basis to ensure that batches associated with non- compliant standard reference materials are re-assayed.

•	Conduct a 100% check of the database assay records against the original certificates.

•	Remove the Placer 1987 RC drilling campaign from the database due to the results of the decay analysis and confidence scoring.

•

Examine the logs and interpretation for hole RCR-4-19, from 10.5 m to 22.5 m due to the results of the decay analysis. If no good geological explanation can be found for the strong downward asymmetric profile, the interval should be removed from the resource modelling database.

•

Examine the logs and interpretation for holes RR-8-028 (27.4 m to 48.6 m), RR-8- 090 (6.1 m to 21.3 m), RR-9-092 (27.4 m to 42.6 m), RMR-4 (21.3 m to 42.6 m) and RR-0-28 (15.2 m to 30.4 m) due to indications of cyclical contamination. If no geological explanation can be found for the cyclical patterns, the intervals should be removed from the resource modelling database.

•	Twin 10% of the holes in each of the campaigns that scored less than 110 points in the confidence scoring system to assess the quality of the data from those campaigns.

•

Unless the recommended heterogeneity tests and resulting sampling nomograms suggest otherwise, all future drilling programs (including twins) should utilize large diameter (HQ or larger) core methods with Metallic Screen Assays completed on pulps at least 1 kg or larger.

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7.0	REFERENCES

Giermyski, C. (2003). Draft Summary Report, Untitled draft internal company (AGC) report on the 2002 drill program at Rock Creek.

St. George, P. (2000). 1999 Rock Creek Drilling & Metallurgical Program, Internal Company (AGC) report on the work completed in 1999 at Rock Creek.

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